UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on March 31, 2023, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2023, presented on comparative basis in homogeneous currency

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME4

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME5

EARNING PER SHARE5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES18

3. SEGMENT REPORTING19

4. FAIR VALUES22

5. CASH AND DUE FROM BANKS25

6. RELATED PARTY TRANSACTIONS26

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS30

9. INSURANCE30

10. ASSET MANAGEMENT AND OTHER SERVICES30

11. ADDITIONAL INFORMATION REQUIRED BY THE BCRA30

12 FINANCIAL RISK FACTORS33

13 FOREIGN TRADE FINANCING FACILITATION PROGRAM33

14 REPURCHASE OF TREASURY SHARES33

15 Prior commitment to merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.33

16 ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES34

17 SUBSEQUENT EVENTS35

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS36

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED40

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING42

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING43

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT44

SCHEDULE G - INTANGIBLE ASSETS45

SCHEDULE H – CONCENTRATION OF DEPOSITS46

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS47

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY48

SCHEDULE R – LOAN LOSS RISK PROVISIONS49

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION51

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME52

EARNING PER SHARE53

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY55

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW57

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION58

2. CASH AND DUE FROM BANKS63

3. FAIR VALUES63

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES65

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME66

6. RESTRICTED ASSETS67

7. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES67

8. LOAN AND DEBT ESTIMATED TERMS71

9. CAPITAL STOCK72

10. FINANCIAL RISK FACTORS72

11. SUBSEQUENT EVENTS72

SCHEDULE A – OTHER DEBT SECURITIES73

SCHEDULE G - INTANGIBLE ASSETS74

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY75

INFORMATIVE REVIEW AS OF March 31, 202376

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2023, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 48 started on January 1, 2023
Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of March 31, 2023

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2023 and December 31, 2022

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	03/31/2023	12/31/2022
Cash and due from banks	4 and 5	57,635,194	58,917,813
Cash		24,390,484	23,277,839
Financial institutions and correspondents		33,227,224	35,605,149
Argentine Central Bank		31,094,838	33,092,222
Other local and financial institutions		2,132,386	2,512,927
Others		17,486	34,825
Debt Securities at fair value through profit or loss	4, 5, 7.1 and A	27,170,904	21,519,817
Derivatives	7.2 and 4	625,771	359,786
Reverse Repo transactions	4 and 7.3	25,046,379	26,271,593
Other financial assets	4, 5 and 7.4	15,447,056	9,868,988
Loans and other financing	4,7.5 and B	249,563,309	284,520,655
To the non-financial public sector		392,410	338,053
To the financial sector		2,281,956	784,605
To the Non-Financial Private Sector and Foreign residents		246,888,943	283,397,997
Other debt securities	4, 7.6 and A	275,143,048	337,418,834
Financial assets pledged as collateral	4 and 7.7	20,388,238	17,613,047
Deferred income tax assets		1,035,043	1,188,197
Investments in equity instruments	4 and A	429,642	611,778
Property, plant and equipment	F	22,175,004	22,366,849
Investment property	F	20,562,435	20,576,484
Intangible assets	G	26,530,149	27,116,920
Deferred income tax assets		13,589,629	14,475,611
Other non-financial assets	7.8	5,743,175	6,097,378
Inventories	7.9	-	81,670
TOTAL ASSETS		761,084,976	849,005,420

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2023 and December 31, 2022

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2022	12/31/2022
LIABILITIES
Deposits	4, 7.10 and H	576,599,237	666,505,265
Non-financial public sector		28,233,174	33,894,081
Financial sector		57,697	123,473
Non-financial private sector and foreign residents		548,308,366	632,487,711
Liabilities at fair value through profit or loss	4 and 7.11	2,071,154	2,604,062
Derivatives		625	-
Other financial liabilities	4 and 7.12	28,351,009	22,040,230
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.13	5,127,992	6,731,405
Unsubordinated debt securities	4	-	683,416
Provisions	7.14	2,183,083	2,059,293
Deferred income tax liabilities		222,594	221,599
Other non-financial liabilities	7.15	33,285,121	35,053,312
TOTAL LIABILITIES		647,840,815	735,898,582

SHAREHOLDERS' EQUITY
Capital stock		442,671	444,411
Paid in capital		103,289,842	103,289,842
Capital Adjustments		10,660,571	10,802,066
Own shares in portfolio		14,051	12,311
Comprehensive adjustment of shares in portfolio		1,142,651	1,001,156
Cost of treasury stock		(2,019,603)	(1,683,887)
Reserve		7,547,912	7,547,912
Retained earnings		(9,655,652)	(4,314,554)
Other comprehensive income		1,174,723	1,259,032
Net income for the period / year		557,461	(5,341,098)
Shareholders' Equity attributable to owners of the parent company		113,154,627	113,017,191
Shareholders' Equity attributable to non-controlling interests		89,534	89,647
TOTAL SHAREHOLDERS' EQUITY		113,244,161	113,106,838
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		761,084,976	849,005,420

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For three-month period on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note
		03/31/2023	03/31/2022
Interest income	7.16	89,519,738	62,193,321
Interest expenses	7.17	(65,060,645)	(37,249,856)
Net interest income		24,459,093	24,943,465
Service fee income	7.19	8,929,372	9,865,309
Service fee expenses	7.20	(2,725,220)	(3,542,093)
Income from insurance activities	9	1,639,982	1,437,579
Net Service Fee Income		7,844,134	7,760,795
Subtotal		32,303,227	32,704,260
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.18	7,543,444	6,732,927
Result from assets withdrawals rated at amortized cost		(10,366)	249,630
Exchange rate difference on gold and foreign currency		515,867	960,077
Subtotal		8,048,945	7,942,634
Other operating income	7.21	2,108,681	2,953,427
Result from exposure to changes in the purchasing power of the currency		(5,249,357)	(5,591,594)
Loan loss provisions		(2,946,956)	(4,340,421)
Net operating income		34,264,540	33,668,306
Personnel expenses	7.22	(14,575,016)	(16,528,438)
Administration expenses	7.23	(7,900,984)	(8,016,371)
Depreciations and impairment of non-financial assets	7.24	(2,687,970)	(2,767,413)
Other operating expenses	7.25	(7,410,777)	(6,764,845)
Operating income		1,689,793	(408,761)
Income/(Loss) before taxes from continuing operations		1,689,793	(408,761)
Income tax		1,132,258	136,952
Net income/(loss) for the period		557,535	(545,713)
Net income/(loss) for the period attributable to owners of the parent company		557,461	(545,165)
Net income/(loss) for the period attributable to non-controlling interests		74	(548)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For three-month period on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
NUMERATOR
Net income/(loss) for the period attributable to owners of the parent company	557,461	(545,165)
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income/(loss) attributable to owners of the parent company adjusted by dilution	557,461	(545,165)

DENOMINATOR

Weighted average of ordinary shares	442,897	454,274
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	442,897	454,274

Basic income/(loss) per share	1.23	(1.20)
Diluted income/(loss) per share	1.23	(1.20)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For three-month period on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
Net income/(loss) for the period	557,535	(545,713)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluations of the period of property, plant and equipment and intangibles
Revaluations of property, plant and equipment and intangibles	-	-
Income tax	-	-
Net (loss)/income from equity instrument at fair value through changes in other comprehensive income	(80,104)	3,591
(Loss)/Income for the period from equity instrument at fair value through other comprehensive income	(123,237)	5,526
Income tax	43,133	(1,935)
Total Other Comprehensive Income not to be reclassified to profit or loss	(80,104)	3,591
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	31,657	17,823
Foreign currency translation differences for the period	31,657	17,823
(Loss) from financial instrument at fair value through changes in other comprehensive income	(36,023)	(288,272)
(Loss) for the period from financial instrument at fair value through other comprehensive income	(55,420)	(440,298)
Income tax	19,397	152,026
Total Other Comprehensive Income to be reclassified to profit or loss	(4,366)	(270,449)
Total Other Comprehensive Income	(84,470)	(266,858)
Other comprehensive income attributable to owners of the parent company	(84,309)	(266,596)
Other comprehensive income attributable to non-controlling interests	(161)	(262)
Total Comprehensive Income/(Loss)	473,065	(812,571)
Total comprehensive income/(loss) attributable to owners of the parent company	473,152	(811,761)
Total comprehensive (loss) attributable to non-controlling interests	(87)	(810)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflaion adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Adjustment Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
											Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	10,802,066	103,289,842	12,311	1,001,156	(150,675)	(1,533,212)	1,261,114	6,286,798	(9,655,652)	1,275,211	75,281	(91,460)	113,017,191	89,647	113,106,838
Other movements	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(26)	(26)
Acquisition of Treasury shares	(1,740)	(141,495)	-	1,740	141,495	-	(335,716)	-	-	-	-	-	-	(335,716)	-	(335,716)
Net income for the period	-	-	-	-	-	-	-	-	-	557,461	-	-	-	557,461	74	557,535
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	-	31,657	(115,966)	(84,309)	(161)	(84,470)
Balance at March 31, 2023	442,671	10,660,571	103,289,842	14,051	1,142,651	(150,675)	(1,868,928)	1,261,114	6,286,798	(9,098,191)	1,275,211	106,938	(207,426)	113,154,627	89,534	113,244,161

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
							Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	11,803,222	103,289,842	1,261,114	9,731,078	(7,156,991)	1,938,041	960	931,616	122,255,604	97,136	122,352,740
Share premium in subsidiaries	-	-	-	-	5,155	-	-	-	-	5,155	63	5,218
Net loss for the period	-	-	-	-	-	(545,165)	-	-	-	(545,165)	(548)	(545,713)
Other comprehensive loss for the period	-	-	-	-	-	-	-	17,823	(284,419)	(266,596)	(262)	(266,858)
Balance at March 31, 2022	456,722	11,803,222	103,289,842	1,261,114	9,736,233	(7,702,156)	1,938,041	18,783	647,197	121,448,998	96,389	121,545,387

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss) for the period before Income Tax	1,689,793	(408,761)

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	2,687,970	2,767,413
Loan loss provisions	2,946,956	4,340,421
Other adjustments
-Exchange rate difference on gold and foreign currency	(515,867)	(960,077)
- Interests from loans and other financing	(89,519,738)	(62,193,321)
- Interests from deposits and financing received	65,060,645	37,249,856
-Net income from financial instruments at fair value through profit or loss	(7,543,444)	(6,732,927)
-Result from derecognition of financial assets measured at amortized cost	10,366	(249,630)
-Result from exposure to changes in the purchasing power of the currency	5,249,357	5,591,594
-Interest on liabilities for financial leases	157,699	(187,150)
-Allowances reversed	(581,608)	(1,566,373)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	638,116	5,559,294
Derivatives	(265,985)	206,143
Reverse Repo transactions	1,225,214	88,478,390
Loans and other financing
To the non-financial public sector	(54,357)	(95,611)
To the other financial entities	(1,497,351)	2,189
To the non-financial sector and foreign residents (*)	123,210,815	97,655,028
Other debt securities	62,275,786	(139,318,087)
Financial assets pledged as collateral	(2,775,191)	(512,693)
Other assets (*)	(5,527,979)	10,016,461

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(5,660,907)	4,560,796
Financial sector	(65,776)	75,424
Private non-financial sector and foreign residents	(149,239,990)	(28,635,587)
Liabilities at fair value through profit or loss	(532,908)	3,308,177
Derivatives	625	-
Other liabilities (*)	4,680,238	(26,488,190)
Income Tax paid	(72,730)	49,270

Net cash (used in) / provided by operating activities (A)	5,979,749	(7,113,651)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(1,328,023)	(1,245,296)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	24,639	4,506
Purchase of liability or equity instruments issued by other entities	182,136	96,476

Net cash used in investing activities (B)	(1,121,248)	(1,144,314)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(494,133)	(886,827)
Unsubordinated debt securities	(683,416)	(1,477,917)
Financing received from Argentine Financial Institutions	(36,469,442)	(70,974,808)
Repurchase of own shares	(335,716)	-

Collections:
Changes in ownership of subsidiaries that do not result in loss of control	-	5,218
Unsubordinated debt securities	-	68,682
Financing received from Argentine Financial Institutions	34,866,029	65,071,427

Net cash used in financing activities (C)	(3,116,678)	(8,194,225)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	7,746,563	31,864,608

Net increase in cash and cash equivalents (A+B+C+D)	9,488,386	15,412,418
Cash and cash equivalents at the beginning of the period (NOTE 5)	65,972,426	105,359,781
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(11,732,419)	(34,968,736)
Cash and cash equivalents at the end of the period (NOTE 5)	63,728,393	85,803,463

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities", 452,629 Assets taken in defense of credit and 322,548 rights of use of leased real estate were eliminated. , both corresponding to non-monetary transactions.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañia Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A ., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on May 22, 2023.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception from the application of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. If IFRS 9 had been applied to debt instruments of the Non-Financial Public Sector, it would have registered in the Group's equity a net reduction of income tax of 453 million and 166 million as of March 31, 2023 and December 31, 2022, respectively.
●	exception for the valuation of dual bonds. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 78 million and 244 million would have been recorded in the Bank's equity as of March 31, 2023 and 31 December 2022, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2022 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

It should be noted that these interim condensed financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements except for the changes in accounting standards described in Note 1.1.4.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of  March 31, 2023.

1.1.3Comparative information

The balances for the year ended December 31, 2022 and for the three-month period ended March 31, 2022 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of  March 31, 2022 and December 31, 2022  in order to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on March 31, 2023:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The adoption of these amendments did not have a significant impact on these financial statements.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The adoption of these amendments had no impact on these financial statements.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The adoption of these amendments had no impact on these financial statements.

The changes that have not entered into force as of March 31, 2023 are set out below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)	Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(b)	Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2022.

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	March 31, 2023			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Overdrafts	32,611,967	246,684	119,267	32,977,918
Documents	16,669,275	594,563	252,229	17,516,067
Mortgage loans	25,778,082	2,437,861	721,182	28,937,125
Pledge loans	7,003,520	1,334,653	352,665	8,690,838
Personal loans	32,213,386	6,116,593	3,441,829	41,771,808
Individuals and Business	32,213,386	6,116,593	3,441,829	41,771,808
Credit cards	63,425,783	7,964,421	3,627,592	75,017,796
Individuals and Business	63,425,783	7,964,421	3,627,592	75,017,796
Financial Lease	11,303,084	528,871	41,682	11,873,637
Others	66,355,398	2,827,343	3,275,428	72,458,169
Total	255,360,495	22,050,989	11,831,874	289,243,358

1.2.2 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2022	3,684,151	3,562,198	7,620,595	14,866,944
Transfers:
From Stage 1 to Etapa 2	(344,536)	1,419,464	-	1,074,928
From Stage 1 to Etapa 3	(149,259)	-	804,544	655,285
From Stage 2 to Etapa 3	-	(1,615,366)	3,344,580	1,729,214
From Stage 2 to Etapa 1	122,463	(375,586)	-	(253,123)
From Stage 3 to Etapa 2	-	24,930	(192,956)	(168,026)
From Stage 3 to Etapa 1	6,631	-	(173,328)	(166,697)
Additions	503,827	400,134	1,335,768	2,239,729
Disposals	(938,390)	(378,515)	(5,085,002)	(6,401,907)
Net changes	(227,526)	588,488	1,499,542	1,860,504
Withdrawn financial assets	(488,383)	(1,001,359)	(1,051,663)	(2,541,405)
Exchange Differences and Others	14,079	11,466	116,139	141,684
Allowances for loan losses as of 03/31/2023	2,183,057	2,635,854	8,218,219	13,037,130

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2022	265,151,511	22,830,031	11,406,058	299,387,600
Transfers:
From Stage 1 to Etapa 2	(7,185,611)	7,185,611	-	-
From Stage 1 to Etapa 3	(620,227)	-	620,227	-
From Stage 2 to Etapa 3	-	(2,851,445)	2,851,445	-
From Stage 2 to Etapa 1	3,329,477	(3,329,477)	-	-
From Stage 3 to Etapa 2	-	182,944	(182,944)	-
From Stage 3 to Etapa 1	174,383	-	(174,383)	-
Additions	69,299,804	4,103,307	1,372,513	74,775,624
Disposals	(51,051,937)	(3,221,095)	(4,415,669)	(58,688,701)
Net changes	(50,584,123)	(3,495,643)	1,144,443	(52,935,323)
Withdrawn financial assets	(488,383)	(1,001,359)	(1,051,663)	(2,541,405)
Exchange Differences and Others	2,278,388	62,409	261,847	2,602,644
Assets Before Allowances as of 03/31/2023	230,303,282	20,465,283	11,831,874	262,600,439

	Assets Before Allowances			Total as of March 31, 2023
	Stage 1	Stage 2	Stage 3
Promissory notes	32,611,967	246,684	119,267	32,977,918
Unsecured corporate loans	41,567,659	237,830	1,379,829	43,185,318
Overdrafts	13,226,775	559,584	252,229	14,038,588
Mortgage loans	25,778,082	2,437,861	721,182	28,937,125
Automobile and other secured loans	7,003,520	1,334,653	352,665	8,690,838
Personal loans	32,213,386	6,116,593	3,441,829	41,771,808
Credit card loans	41,812,139	6,413,695	3,627,592	51,853,426
Foreign Trade Loans	15,721,416	2,124,351	1,697,723	19,543,490
Other financings	8,084,182	343,629	99,282	8,527,093
Other receivables from financial transactions	726,154	121,532	98,594	946,280
Receivables from financial leases	11,558,002	528,871	41,682	12,128,555
Subtotal	230,303,282	20,465,283	11,831,874	262,600,439
Allowances for loan losses	(2,183,057)	(2,635,854)	(8,218,219)	(13,037,130)
Total	228,120,225	17,829,429	3,613,655	249,563,309

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				03/31/2023		12/31/2022
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	99.91%	7.85%	99.91%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				03/31/2023		12/31/2022
				Direct	Direct and Indirect	Direct	Direct and Indirect
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 03/31/23 and 12/31/22

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial isntruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 500,000
-	"Small and Medium Size Companies", companies that record annual sales of over 500,000 up to 5,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 5,000,000 up to 7,000,000
-	Big Companies. Grandes companies that record annual sales of over 7,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Grupo Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.

Likewise, as of September 2022, IUDU's client and financing portfolio was migrated to the Bank and has been allocated to the Personal and Business Banking segment. The transfer of clients and the back office from IUDU to the bank was completed in the last quarter of 2022.

b-    Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.

c-    Bank Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.

d-    Consumer Finance: Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.

e-    Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

f-    Asset Management and Other Services: Includes MFs administered by Grupo Supervielle.  Includes also assets, liabilities and results of InvertirOnline.Com Argentina S.A.U. (renamed as “Portal Integral de Inversiones S.A.U.” with registration pending)  and InvertirOnline S.A.U ., IOL Holding S.A.,  Supervielle Asset Management S.A., Dólar IOL S.A. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

During this period, the Group has made the following grouping changes in its information by segments, which were considered in the information presented for comparative purposes:

i) Within the segment "Personal and Business Banking" the operation of MILA (pledges) previously included in "Consumer" is included in this period, being grouped in this segment together with the portfolio from IUDU that was migrated to Banco Supervielle during the financial year 2022.

ii) Within the "Consumer" segment, only the operations of IUDU and Automatic Card are reflected, operations that are within a merger process of said companies with Banco Supervielle as described in note 15 to these financial statements.

iii) Within the segment “Adm. FCI and Other Segments” includes the operation of Espacio Cordial Servicios (previously in the “Consumer” segment), which is currently not within the same management framework as the operations described in ii).

The following chart includes information by segment as of March 31,2023 and 202, and December 31, 2022 respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2023
Interest income	23,977,429	12,172,178	52,101,100	1,041,655	1,789	96,928	128,659	89,519,738
Interest expenses	(20,177,817)	(4,189,637)	(40,180,548)	(659,619)	-	(67,337)	214,313	(65,060,645)
Distribution of results by Treasury	9,487,157	(3,759,347)	(5,727,810)	-	-	-	-	-
Net interest income	13,286,769	4,223,194	6,192,742	382,036	1,789	29,591	342,972	24,459,093
Services Fee Income	6,260,499	768,333	58,470	141	-	2,035,037	(193,108)	8,929,372
Services Fee Expenses	(2,438,511)	(151,188)	(64,468)	(18,544)	-	(90,372)	37,863	(2,725,220)
Income from insurance activities	-	-	-	-	1,510,019	-	129,963	1,639,982
Net Service Fee Income	3,821,988	617,145	(5,998)	(18,403)	1,510,019	1,944,665	(25,282)	7,844,134
Subtotal	17,108,757	4,840,339	6,186,744	363,633	1,511,808	1,974,256	317,690	32,303,227
Net income from financial instruments at fair value through profit or loss	-	-	6,639,661	96,662	499,973	287,994	19,154	7,543,444
Income from withdrawal of assets rated at amortized cost	-	-	48,776	-	-	-	(59,142)	(10,366)
Exchange rate difference on gold and foreign currency	139,373	38,530	134,846	26,778	2	42,228	134,110	515,867
NIFFI And Exchange Rate Differences	139,373	38,530	6,823,283	123,440	499,975	330,222	94,122	8,048,945
Result from exposure to changes in the purchasing power of the currency	1,222,891	(690,494)	(3,768,452)	(125,840)	(797,094)	(445,002)	(645,366)	(5,249,357)
Other operating income	1,289,807	701,777	77,564	6,290	6,734	155,729	(129,220)	2,108,681
Loan loss provisions	(2,940,414)	(7,102)	560	-	-	-	-	(2,946,956)
Net operating income	16,820,414	4,883,050	9,319,699	367,523	1,221,423	2,015,205	(362,774)	34,264,540
Personnel expenses	(10,513,123)	(2,009,217)	(841,572)	(104,379)	(377,917)	(712,880)	(15,928)	(14,575,016)
Administration expenses	(6,445,049)	(464,197)	(359,154)	(247,788)	(304,611)	(386,334)	306,149	(7,900,984)
Depreciations and impairment of non-financial assets	(2,084,267)	(349,700)	(138,623)	-	(29,772)	(46,269)	(39,339)	(2,687,970)
Other operating expenses	(4,017,600)	(752,184)	(2,425,246)	(75,505)	(64)	(167,840)	27,662	(7,410,777)
Operating income	(6,239,625)	1,307,752	5,555,104	(60,149)	509,059	701,882	(84,230)	1,689,793

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2023
Result from associates and joint ventures	-	-	-	7,169	-	14,902	(22,071)	-
Result before taxes	(6,239,625)	1,307,752	5,555,104	(52,980)	509,059	716,784	(106,301)	1,689,793
Income tax	2,103,658	(490,067)	(2,151,613)	14,012	(245,211)	(363,255)	218	(1,132,258)
Net (loss) / income	(4,135,967)	817,685	3,403,491	(38,968)	263,848	353,529	(106,083)	557,535
Net (loss) / income for the period attributable to owners of the parent company	(4,135,967)	817,685	3,403,491	(38,968)	263,848	353,529	(106,157)	557,461
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	74	74
Other comprehensive (loss) / income	(19,681)	(9,758)	(128,166)	-	-	31,657	41,478	(84,470)
Other comprehensive (loss) / income attributable to owners of the parent company	(19,681)	(9,758)	(128,166)	-	-	31,657	41,639	(84,309)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(161)	(161)
Comprehensive (loss) / income for the period	(4,155,648)	807,927	3,275,325	(38,968)	263,848	385,186	(64,605)	473,065
Comprehensive (loss) / income attributable to owners of the parent company	(4,155,648)	807,927	3,275,325	(38,968)	263,848	385,186	(64,518)	473,152
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(87)	(87)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2023
Cash and due from banks	23,858,065	679,681	32,055,507	2,128,636	2,309	544,640	(1,633,644)	57,635,194
Debt securities at fair value through profit or loss	76,943	1,612,696	25,372,295	1,225	-	107,745	-	27,170,904
Loans and other financing	154,504,183	83,371,410	10,660,079	2,340	2,184,654	255,011	(1,414,368)	249,563,309
Other debt securities	-	-	270,137,662	-	2,092,372	730,133	2,182,881	275,143,048
Other Assets	18,528,660	8,399,236	91,047,684	14,793,761	2,239,110	3,352,146	13,211,924	151,572,521
Total Assets	196,967,851	94,063,023	429,273,227	16,925,962	6,518,445	4,989,675	12,346,793	761,084,976

Liabilities by segments
Deposits	269,867,958	65,380,610	238,172,326	5,308,587	-	22,983	(2,153,227)	576,599,237
Financing received from the Argentine Central Bank and others financial institutions	32,850	63	5,103,578	347,390	-	377,697	(733,586)	5,127,992
Unsubordinated debt securities	-	-	-	-	-	-	-	-
Other liabilities	24,887,154	5,509,930	11,013,909	1,052,780	2,669,840	1,655,508	19,324,465	66,113,586
Total Liabilities	294,787,962	70,890,603	254,289,813	6,708,757	2,669,840	2,056,188	16,437,652	647,840,815

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2022
Interest income	18,404,663	11,183,185	29,247,022	4,638,871	970	8,329	(1,289,719)	62,193,321
Interest expenses	(10,911,681)	(1,875,728)	(23,128,568)	(2,765,025)	-	-	1,431,146	(37,249,856)
Distribution of results by Treasury	4,754,775	(6,409,720)	1,654,945	-	-	-	-	-
Net interest income	12,247,757	2,897,737	7,773,399	1,873,846	970	8,329	141,427	24,943,465
Services Fee Income	6,398,375	688,083	50,531	1,281,076	-	1,861,384	(414,140)	9,865,309
Services Fee Expenses	(2,309,832)	(194,437)	(158,661)	(813,803)	-	(113,589)	48,229	(3,542,093)
Income from insurance activities	-	-	-	-	1,270,383	-	167,196	1,437,579
Net Service Fee Income	4,088,543	493,646	(108,130)	467,273	1,270,383	1,747,795	(198,715)	7,760,795
Subtotal	16,336,300	3,391,383	7,665,269	2,341,119	1,271,353	1,756,124	(57,288)	32,704,260
Net income from financial instruments at fair value through profit or loss	-	658,380	4,640,109	426,481	436,684	456,329	114,944	6,732,927
Income from withdrawal of assets rated at amortized cost	-	-	254,754	-	-	-	(5,124)	249,630
Exchange rate difference on gold and foreign currency	224,671	47,816	584,876	(3,824)	-	23,492	83,046	960,077
NIFFI And Exchange Rate Differences	224,671	706,196	5,479,739	422,657	436,684	479,821	192,866	7,942,634
Result from exposure to changes in the purchasing power of the currency	(1,466,892)	(469,073)	(2,433,431)	375,017	(551,190)	(412,544)	(633,481)	(5,591,594)
Other operating income	2,089,535	752,124	(38,391)	186,656	9,042	51,182	(96,721)	2,953,427

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2022
Loan loss provisions	(2,968,484)	106,412	348,217	(1,826,566)	-	-	-	(4,340,421)
Net operating income	14,215,130	4,487,042	11,021,403	1,498,883	1,165,889	1,874,583	(594,624)	33,668,306
Personnel expenses	(10,723,692)	(1,714,826)	(1,047,075)	(1,744,768)	(328,321)	(957,513)	(12,243)	(16,528,438)
Administration expenses	(5,268,294)	(575,769)	(508,233)	(1,165,969)	(278,395)	(604,470)	384,759	(8,016,371)
Depreciations and impairment of non-financial assets	(1,537,991)	(565,959)	(440,141)	(104,628)	(32,514)	(31,020)	(55,160)	(2,767,413)
Other operating expenses	(3,688,437)	(1,409,425)	(929,431)	(563,004)	(10,552)	(151,766)	(12,230)	(6,764,845)
Operating income	(7,003,284)	221,063	8,096,523	(2,079,486)	516,107	129,814	(289,498)	(408,761)
Result from associates and joint ventures	-	-	-	(34,453)	-	10,897	23,556	-
Result before taxes from continuing operations	(7,003,284)	221,063	8,096,523	(2,113,939)	516,107	140,711	(265,942)	(408,761)
Income tax	2,678,342	20,240	(2,371,380)	49,393	(297,801)	(162,812)	(52,934)	(136,952)
Net (loss) / income	(4,324,942)	241,303	5,725,143	(2,064,546)	218,306	(22,101)	(318,876)	(545,713)
Net (loss) / income for the period attributable to owners of the parent company	(4,324,942)	241,303	5,725,143	(2,064,546)	218,306	(22,101)	(318,328)	(545,165)
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	(548)	(548)
Other comprehensive (loss) / income	8,272	3,442	(267,321)	-	-	17,823	(29,074)	(266,858)
Other comprehensive (loss) / income attributable to owners of the parent company	8,272	3,442	(267,321)	-	-	17,823	(28,812)	(266,596)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(262)	(262)
Comprehensive (loss) / income for the period	(4,316,670)	244,745	5,457,822	(2,064,546)	218,306	(4,278)	(347,950)	(812,571)
Comprehensive (loss) / income attributable to owners of the parent company	(4,316,670)	244,745	5,457,822	(2,064,546)	218,306	(4,278)	(347,140)	(811,761)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(810)	(810)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022

Cash and due from banks	22,780,405	930,447	34,630,213	267,575	2,466	460,022	(153,315)	58,917,813
Debt securities at fair value through profit or loss	88,793	1,969,600	18,467,015	959,768	-	34,641	-	21,519,817
Loans and other financing	175,608,413	100,287,762	8,006,792	68,381	2,143,283	223,126	(1,817,102)	284,520,655
Other debt securities	-	-	333,103,732	1	1,403,614	239,726	2,671,761	337,418,834
Other Assets	19,524,183	6,294,870	78,699,256	15,852,534	2,622,481	3,747,488	19,887,489	146,628,301
Total Assets	218,001,794	109,482,679	472,907,008	17,148,259	6,171,844	4,705,003	20,588,833	849,005,420

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022
Deposits	298,346,348	77,404,180	286,319,782	4,957,226	-	85,020	(607,291)	666,505,265
Financing received from the Argentine Central Bank and others financial institutions	43,101	107	6,688,205	360,876	-	592,370	(953,254)	6,731,405
Unsubordinated debt securities	15,672	5,322	662,422	-	-	-	-	683,416
Other liabilities	23,076,402	4,722,026	6,542,114	1,575,814	2,587,090	1,579,387	21,895,663	61,978,496
Total Liabilities	321,481,523	82,131,635	300,212,523	6,893,916	2,587,090	2,256,777	20,335,118	735,898,582

4.	FAIR VALUES

The Group classifies the fair values of financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quoted

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on Grupo Supervielle’s specific estimates. If all significant inputs required to determine fair value a financial instrument are observable, such instrument is included in level 2. If the inputs used to determine the price are not observable, the instrument will be included in Level 3.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

Grupo Supervielle’s financial instruments measured at fair value as of March 31, 2023 and December 31,2022 are detailed below:

Instrument portfolio as of 03/31/2023	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	27,167,830	3,074	-
- Derivatives	625,771	-	-
- Other financial assets	13,249,602	-	-
- Other debt securities	6,087,830	211,892,215	-
- Financial assets pledged as collateral	20,295,293	-	-
- Investments in Equity Instruments	168,984	-	260,658
Total Assets	67,595,310	211,895,289	260,658
Liabilities
- Liabilities at fair value through profit or loss	2,071,154	-	-
- Derivatives	625	-	-
- Other financial liabilities	27,892,053	-	-
Total Liabilities	29,963,832	-	-

Instrument portfolio as of 12/31/2022	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	21,488,589	31,228	-
- Derivatives	359,786	-	-
- Other financial assets	7,257,856	-	-
- Other debt securities	9,244,724	246,071,503	-
- Financial assets pledged as collateral	17,507,255	-	-
- Investments in Equity Instruments	327,411	-	284,367
Total Assets	56,185,621	246,102,731	284,367
Liabilities
- Liabilities at fair value through profit or loss	2,604,062	-	-
- Other financial liabilities	21,684,597	-	-
Total Liabilities	24,288,659	-	-

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2022	Transfers	Additions	Disposals	P/L	03/31/2023
Assets
- Debt securities at fair value through profit or loss	284,367	-	92,435	(116,144)	(23,709)	260,658

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group uses valuation techniques using spot rate curves that estimate yield curves based on market prices market. They are detailed below:

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of December 31, 2022, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of  March 31, 2023 and December 31, 2022   :

Other Financial Instruments as of 03/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	57,635,194	57,635,194	57,635,194	-	-
-Other financial assets	2,197,454	2,197,454	2,197,454	-	-
-Loans and other financing	249,563,309	240,309,462	-	-	240,309,462
- Repo transactions	25,046,379	25,046,379	25,046,379	-	-
- Other Debt Securities	57,163,003	54,979,546	49,932,913	5,046,633	-
-Financial assets in as guarantee	92,945	92,945	92,945	-	-
	391,698,284	380,260,980	134,904,885	5,046,633	240,309,462
Financial Liabilities
-Deposits	576,599,237	572,584,105	-	-	572,584,105
- Other financial liabilities	458,956	458,956	458,956	-	-
-Financing received from the BCRA and other financial institutions	5,127,992	8,582,813	-	-	8,582,813
	582,186,185	581,625,874	458,956	-	581,166,918

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	58,917,813	58,917,813	58,917,813	-	-
-Other financial assets	2,611,132	2,611,132	2,611,132	-	-
-Loans and other financing	284,520,655	285,478,356	-	-	285,478,356
- Repo transactions	26,271,593	26,271,593	26,271,593		-
- Other Debt Securities	82,102,607	83,741,140	83,741,140	-	-
-Financial assets pledged as collateral	105,792	105,792	105,792	-	-
	454,529,592	457,125,826	171,647,470	-	285,478,356
Financial Liabilities
-Deposits	666,505,265	684,157,850	-	-	684,157,850
-Other financial liabilities	355,633	355,633	355,633	-	-
-Finances received from the BCRA and other financial institutions	6,731,405	10,567,919	-	-	10,567,919
- Unsubordinated debt securities	683,416	683,416	683,416	-	-
	674,275,719	695,764,818	1,039,049	-	694,725,769

5.	CASH AND DUE FROM BANKS

The cash and bank deposits item includes available cash, freely available deposits in local banks and foreign correspondent banks, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and bank deposits are recorded at their amortized cost, which approximates their fair value.

The cash equivalent is made up of highly liquid short-term government securities, with original maturities of three months or less, measured at fair value.

The composition of the cash on each of the indicated dates is detailed below:

Item	03/31/2023	12/31/2022	03/31/2022	12/31/2021
Cash and due from banks	57,635,194	58,917,813	60,126,259	77,241,811
Debt securities at fair value through profit or loss	5,689,797	6,829,805	20,545,723	24,670,024
Money Market Funds	403,402	224,808	5,131,481	3,447,946
Cash and cash equivalents	63,728,393	65,972,426	85,803,463	105,359,781

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	03/31/2023	12/31/2022	03/31/2022	12/31/2021
Cash and due from Banks
As per Statement of Financial Position	57,635,194	58,917,813	60,126,259	77,241,811
As per the Statement of Cash Flows	57,635,194	58,917,813	60,126,259	77,241,811
Debt securities at fair value through profit or loss			-	-
As per Statement of Financial Position	27,170,904	21,519,817	50,155,942	53,293,688
Securities not considered as cash equivalents	(21,481,107)	(14,690,012)	(29,610,219)	(28,623,664)
As per the Statement of Cash Flows	5,689,797	6,829,805	20,545,723	24,670,024
Money Market Funds			-	-
As per Statement of Financial Position – Other financial assets	15,447,056	9,868,988	21,607,139	32,943,485
Other financial assets not considered as cash	(15,043,654)	(9,644,180)	(16,475,658)	(29,495,539)
As per the Statement of Cash Flow	403,402	224,808	5,131,481	3,447,946

Reconciliation of financing activities at March 31, 2023 is as follows:

Items	Balances at 12/31/2022	Cash Flows		Other non-cash movements	Balances at 03/31/2023
		Collections	Payments
Unsubordinated debt securities	683,416	-	(683,416)	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Balances at 12/31/2022	Cash Flows		Other non-cash movements	Balances at 03/31/2023
		Collections	Payments
Financing received from the Argentine Central Bank and other financial institutions	6,731,405	34,866,029	(36,469,442)	-	5,127,992
Lease Liabilities	1,909,325	-	(494,133)	321,687	1,736,879
Total	9,324,146	34,866,029	(37,646,991)	321,687	6,864,871

6.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on  Bartolomé Mitre 434, , Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of  Marchr 31, 2023 and December 31, 2022 amounts to the 29.86% and 35.12% respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal nor did they present any other type of unfavorable conditions.

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of Marchr 31, 2023 and December 31, 2022:

	As of March 31, 2023	As of December 31, 2022
Aggregate total financial exposure	1,704,964	673,747
Number of recipient related parties	80	80
(a) Individuals	69	70
(b) Companies	11	10
Average total financial exposure	21,312	8,422
Single largest exposure	1,179,297	358,255

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	03/31/2023	12/31/2022
7.1 Debt securities at fair value through profit or loss
Goverment securities	24,481,275	19,166,897
Corporate securities	2,689,629	2,352,920
	27,170,904	21,519,817
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	409,006	251,750
Debtor balances related to forward operations in foreign currency	42,821	67,803

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	12/31/2022
Sales options	173,944	40,233
	625,771	359,786
7.3 Repo Trasactions
Financial debtors from cash sales to be settled and active repos	77,802	43,968
Financial debtors for active repos of government securities	1,252,817	817,714
Financial debtors for active repos of I.R.M. with Argentine Central Bank	23,648,534	25,309,658
Accrued interest receivable for active repos	67,226	100,253
	25,046,379	26,271,593
7.4 Other financial assets
Participation Certificates in Financial Trusts	228,869	192,825
Investments in Asset Management and Other Services	2,231,254	2,634,512
Other investments	1,148,939	1,254,650
Receivable from spot sales peading settlament	9,431,860	2,915,874
Several debtors	2,204,509	2,849,246
Miscellaneous debtors for credit card operations	290,739	203,416
Allowances	(89,114)	(181,535)
	15,447,056	9,868,988
7.5 Loans and other financing
Non‑financial public sector	392,410	338,053
Financial sector	2,281,956	784,605
Loans	2,289,012	791,344
Less: allowances	(7,056)	(6,739)
Non‑financial private sector and foreign residents:	246,888,943	283,397,997
Loans	244,944,774	282,659,847
Overdrafts	13,491,737	17,156,475
Promissory notes	75,319,528	91,598,802
Mortgage loans	2,946,268	3,663,582
Automobile and other secured loans	8,133,380	8,821,958
Personal loans	39,151,886	43,942,671
Credit card loans	51,971,647	60,270,298
Foreign trade loans and U$S loans	13,081,526	13,559,027
Others	9,556,473	10,715,652
Interest and price differences accrued receivable	35,583,898	37,785,463
(documented interests)	(4,268,912)	(5,010,484)
IFRS adjustments	(22,657)	156,403
Receivables from financial leases	11,873,637	13,121,576
Others	3,100,606	2,476,780
Less: allowances	(13,030,074)	(14,860,206)
	249,563,309	284,520,655

7.6 Other debt securities
Debt securities	-	6,888,796
Debt securities of financial trusts	6,155,213	-
Goverment securities	57,125,027	54,051,943
Securities issued by the Argentine Central Bank	211,900,212	276,525,293
Others	48	59
Allowance	(37,452)	(47,257)
	275,143,048	337,418,834
7.7 Financial assets pledged as collateral
Special guarantees accounts in the Argentine Central Bank	11,513,452	12,531,877
Deposits in guarantee	8,874,786	5,081,170
	20,388,238	17,613,047
7.8 Other non-financial assets
Other Miscellaneous assets	2,763,940	3,007,936
Loans to employees	171,681	1,047,044
Payments in advance	2,419,242	1,622,852
Works of art and collector's pieces	100,387	100,679
Retirement insurance	143,437	151,640
Other non-financial assets	144,488	167,227
	5,743,175	6,097,378

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

03/31/2023	12/31/2022
7.9 Inventories
Electronics	-	81,670
	-	81,670

7.10 Deposits
Non-financial sector	28,233,174	33,894,081
Financial sector	57,697	123,473
Current accounts	51,015,193	61,565,081
Savings accounts	218,942,714	217,701,069
special checking accounts	93,222,093	112,423,051
Fixed term and term investments	154,156,498	183,505,345
Investment accounts	16,778,571	39,414,098
Others	7,107,544	7,701,307
Interest and Adjustments	7,085,753	10,177,760
	576,599,237	666,505,265
7.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	1,810,208	1,546,114
Liabilities for transactions in foreign currency	260,946	1,057,948
	2,071,154	2,604,062

7.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	237	2,511,000
Collections and other operations on behalf of third parties	9,214,878	17,513,522
Fees accrued to pay	17,048,629	4,480
Financial guarantee contracts	7,755	29,705
Liabilities associated with the transfer of financial assets not derecognised	1,736,879	-
Lease liability	22,608	1,909,326
Others	320,023	72,197
	28,351,009	22,040,230
7.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	2,349,080	4,649,241
Financing received from international institutions	2,778,912	2,082,164
	5,127,992	6,731,405
7.14 Provisions
Provisions for unutilized balances	53,824	6,695
Eventual commitments	82	99
Other contingencies	2,129,177	2,052,499
	2,183,083	2,059,293
7.15 Other non-financial liabilities
Payroll and social securities	11,398,370	13,778,681
Sundry creditors	10,586,398	11,207,693
Tax payable	9,190,896	8,625,941
Planned payment orders pending settlement	1,653,674	910,636
Revenue from contracts with customers (1)	352,413	399,297
Contribution to the deposit guarantee fund	79,921	79,942
Others non- financial liabilities	23,449	51,122
	33,285,121	35,053,312

	03/31/2023	03/31/2022
7.16 Interest income
Interest on overdrafts	3,217,636	1,813,845
Interest on promissory notes	5,145,581	6,948,774
Interest on personal loans	7,234,584	10,230,781
Interest on promissory notes	7,439,920	3,689,347
Interest on credit card loans	4,934,490	4,066,549
Interest on mortgage loans	4,960,866	4,294,561
Interest on automobile and other secured loan	1,167,516	1,289,556
Interest on foreign trade loans and USD loans	370,856	484,145
Interest on financial leases	1,616,131	1,157,174
Interest on public and private securities measured at amortized cost	46,914,902	24,219,894
Others	6,517,256	3,998,695

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
	89,519,738	62,193,321
7.17 Interest Expenses
Interest on current accounts deposits	31,206,624	13,557,039
Interest on time deposits	33,113,201	22,902,338
Interest on other liabilities from financial transactions	333,772	581,399
Interest on financing from the financial sector	281,840	122,419
Others	125,208	86,661
	65,060,645	37,249,856
7.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	7,049,968	6,146,904
Income from securities issued by the Argentine Central Bank	96,662	426,482
Derivatives	396,814	159,541
	7,543,444	6,732,927
7.19 Service Fees Income
Commissions from deposit accounts	3,836,337	4,034,883
Commissions from credit and debit cards	2,177,896	3,000,076
Commissions from loans operations	47,303	123,355
Commissions from miscellaneous operations	2,810,990	2,656,100
Others	56,846	50,895
	8,929,372	9,865,309
7.20 Services Fees expenses
Commissions paid	2,669,596	3,423,535
Export and foreign currency operations	55,624	118,558
	2,725,220	3,542,093
7.21 Other operating incomes
Loans recovered and allowances reversed	581,608	1,566,373
Rental from safety boxes	204,079	236,005
Commissions from trust services	14,496	3,771
Adjust other credits	183,241	108,138
Sales of property. plant and equipment	5,062	11,656
Default interests	283,767	176,634
Others	836,428	850,850
	2,108,681	2,953,427
7.22 Personnel expenses
Payroll and social securities	13,811,535	15,153,453
Personnel expenses	763,481	1,374,985
	14,575,016	16,528,438

7.23 Administration expenses
Directors´ and statutory auditors´fees	198,262	197,974
Other fees	2,544,476	2,362,583
Advertising and publicity	360,216	522,332
Taxes	1,800,038	1,836,536
Maintenance. security and services	1,950,614	2,014,145
Rent	5,812	28,722
Others	1,041,566	1,054,079
	7,900,984	8,016,371
7.24 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	478,175	519,034
Depreciation of other non-financial assets	304,281	207,390
Amortization of intangible assets (Schedule G)	1,385,115	1,445,276
Depreciation of rent asstes by right of use (Schedule F)	516,885	595,713
Impairment of furniture and facilities	3,514	-
	2,687,970	2,767,413
7.25 Other operating expenses
Promotions related with credit cards	360,110	674,230
Turnover tax	5,559,962	4,625,034
Result by initial recognition of loans	28,929	45,928
Balance adjustments loans and credit cards	154,995	104,911

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
Interests for leases liabilities	157,699	187,150
Coverage services	1,522	6,944
Contributions made to deposit insurance fund	245,573	283,966
Others provisions	675,026	605,498
Others	226,961	231,184
	7,410,777	6,764,845

8.	CONSIDERATIONS OF RESULTS

The Shareholders' General Meeting held on April 27, 2023 approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date. Given that the unallocated results were negative, it was approved to absorb them with an optional reserve, legal reserve and share premium.

9.	INSURANCE

9.1 Income from insurances activities

The composition of the item “Result for insurance activities” as of March 31, 2023 and December 31, 2022 is as follows:

Items	03/31/2023	12/31/2022
Accrued premiums	2,147,255	2,117,335
Accrued claims	(299,862)	(381,415)
Production expenses	(207,411)	(298,341)
Total	1,639,982	1,437,579

10.	ASSET MANAGEMENT AND OTHER SERVICES

As of March 31, 2023 and December 31, 2022, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Premier Renta CP en Pesos	117,451,355	123,755,068	117,265,226	123,592,503	16,188,291,202	16,191,115,975
Premier Renta Plus en Pesos	699,261	817,051	682,459	814,665	18,736,035	21,721,110
Premier Renta Fija Ahorro	16,777,764	15,709,610	15,847,066	15,552,320	897,780,820	712,483,562
Premier Renta Fija Crecimiento	304,632	250,669	303,029	250,010	6,063,808	4,920,585
Premier Renta Variable	1,017,215	729,678	995,147	711,216	8,234,695	5,946,886
Premier Abierto Pymes	1,486,074	1,561,337	1,476,639	1,505,093	77,002,268	75,458,259
Premier Commodities	1,099,043	1,276,324	836,893	978,811	21,869,064	24,979,798
Premier Capital	16,113,941	8,142,366	12,711,543	8,096,409	755,396,694	476,377,885
Premier Inversión	1,449,471	1,539,160	1,448,755	1,538,419	1,020,086,924	1,052,023,732
Premier Balanceado	1,286,069	2,056,712	1,284,902	1,668,690	78,852,343	102,340,389
Premier Renta Mixta	3,062,141	4,632,346	3,048,164	4,621,104	418,818,657	616,247,881
Premier Renta Mixta en Dólares	290,285	344,996	287,777	289,581	2,570,035	2,569,639
Premier Performance Dólares	863,122	660,021	853,717	653,767	5,799,104	4,468,523
Premier Global USD	164,056	80,643	162,175	79,564	681,283	321,553
Premier Estratégico	1,758,037	1,784,577	1,756,407	1,783,002	832,710,848	832,710,848

11.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

11.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

11.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	03/31/2023	12/31/2022
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	11,513,452	12,531,876
Guarantee deposits for term operations	7,618,758	3,291,409
Guarantee deposits for credit cards transactions	1,167,932	1,215,473
Other guarantee deposits	87,889	574,216
	20,388,031	17,612,974

11.3. Compliance of provisions issued by the National Securities Commission

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to 2022 and until March 31, 2023, the accounting books since 2019 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

11.4 Financial Trusts

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of March 31, 2023:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity	-	-	Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS	Interconexion Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine,

ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

As of March 31, 2023, IUDU does not have current trusts.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

11.5. Issuance of negotiable debt secutities

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

As of March 31, 2023 and December 31, 2022, the Group has no outstanding issues.

Global Program for the Issuance of Subordinated debt securities

As of March 31, 2023 the Group has no outstanding issues and as of December 31, 2022, current issues amount to $683,416.

11.6. Restrictions imposed on the distributions of dividends

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

On March 9, 2023, through communication "A" 7719, the BCRA established that from April 1, 2023 and until December 31, 2023, financial entities may distribute results in 6 equal, monthly and consecutive installments. for up to 40% of the amount that would have corresponded, if the profit distribution rules were applied.

11.7. Accounts udentifyng minimum casg integration compliance

As of  March 31, 2023 and  December 31,2022, the minimum cash reserve was made up as folllows:

Item (*)	03/31/2023	12/31/2022
Current accounts in the Argentine Central Bank (**)	6,000,000	50,000

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item (*)	03/31/2023	12/31/2022
Sight accounts in the Argentine Central Bank (**)	25,658,448	27,152,132
Special accounts for acred. assets (**)	11,455,583	10,243,021
	1,005,018	-
Total	44,119,049	37,445,153

(*) Historical values without inflation adjustment

(**)They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

12	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2022 and in Note 1.2.

13	FOREIGN TRADE FINANCING FACILITATION PROGRAM

As of March 31, 2023, the Group did not receive any financing.

14	REPURCHASE OF TREASURY SHARES

On July 20, 2022, the Company's Board of Directors approve a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program does not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions will remain in force as they were approved.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as "Own shares in portfolio" and its restatement as " Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost of own shares in portfolio”.

As of March 31, 2023, the Grupo Supervielle share repurchase program has expired. Grupo Supervielle has acquired a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs in NYSE, reaching an execution of 86.3% of the program and 3.076% of the share capital.

15	Prior commitment to merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.

On December 14, 2022, the board of directors of Banco Supervielle S.A. accepted a merger commitment by absorption, as absorbing company, with IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., as absorbed companies.

The absorption of these two companies will make it possible to offer services to the consumer financing segment in a much more efficient manner, simplifying the corporate structure and completing the integration that began in September 2022 with the migration of clients and the IUDU financing portfolio to the Bank. Customers who have IUDU accounts will be able to maintain a 100% digital experience while having the rest of the Bank's service channels available.

On March 6, 2023, the board of directors of Banco Supervielle S.A. agreed to carry out a corporate reorganization, through a merger by absorption by which Banco Supervielle would absorb IUDÚ Compañía Financiera S.A. and Tarjeta

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Automática S.A., which would be dissolved without liquidation. The Merger date was set with effect on January 1, 2023, inclusive, date from which Banco Supervielle S.A. As absorbing and continuing company, it will assume the activities of IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., assuming the rights and obligations corresponding to it. As of that date and while the Merger process is pending registration, the operations of both companies will be reported as carried out on behalf of and by order of Banco Supervielle S.A.

The shareholders of the companies Banco Supervielle S.A. (“Absorbing Company”), IUDU Compañía Financiera S.A. and Automatic Card S.A. (“Absorbed Companies”) approved in an ordinary and extraordinary meeting held on May 18, 2023, the merger by absorption of the Absorbing Company with the Absorbed Companies under the terms of article 82 and concordant of the General Law of Companies and its amendments and Article 77 et seq. of the Income Tax Law (text ordered in 1997 and its amendments). Once the current legal requirements have been met, the registration of said merger will proceed.

Such decision is subject to approval by the Central Bank of the Argentine Republic.

16	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

Economic activity in Argentina contracted by 0.7% in the last quarter of 2022, ending a streak of more than two years of GDP growth. As for inflation, it accelerated sharply in the first quarter, reaching 7.7% monthly in March, the highest record since the hyperinflation of the late 1980s.

In the fourth month of 2023, international reserves fell by USD 3,764 million in April. This was mainly explained by net payments to the IMF and other international organizations for more than USD 2.2 billion. In addition, reserve requirements in dollars were reduced by USD 500 million. On the other hand, the BCRA registered net purchases for USD 34 million in the exchange market, as a result of the inflow of foreign currency for the third edition of the “soybean dollar”. In this sense, the liquidations of the agro-export complex reached USD 2,435 million in April, 23.2% less than in the same month of the previous year and accumulating a decrease of 52.8% in the year. Meanwhile, the stock of credit cards in dollars, which shows a high correlation with the outflow of foreign currency from tourism, averaged USD 175 million during April, falling 8.4% compared to the previous year.

The nominal exchange rate accelerated its depreciation rate to 6.5% during April, closing the month at $222.58. Much of this rise occurred in the last week of the month, where the official dollar depreciated at a monthly rate of 8.2%. For its part, Argentina's TCRM rose 1.5% in April, accumulating a rise of 9.7% since last September.

Regarding interest rates, the Central Bank ordered an increase in the 28-day LELIQ rate, rising to 97% TNA. At the same time, the BCRA raised the yields of fixed terms to 97% TNA. The one-day pass rate rose to 91% TNA.

The expansion rate of the Monetary Base (MB) was 43.7% compared to the previous year in April, more than 65% below inflation. In the past month, the BM contracted by $240,762 million, data as of April 26, as a result of the absorption by sterilization with LELIQ and passes (-$1,385,828 million). On the other hand, the monetary base had as expansion factors the payment of interest for $604,395 million, operations with the public sector for $194,133 million, foreign currency purchases for $164,047 million and the other item for $182,490 million, the latter as a result of purchases by the BCRA of public securities in the secondary market. As in the previous month, the BCRA had to directly assist the treasury, registering a shipment of $100,000 million on April 21. On the side of private monetary aggregates, M2 showed growth of 80.3% and M3 expanded 95.2% with respect to the previous year.

Private sector deposits in pesos grew 5.2% compared to the same month of the previous year in April. In detail, term deposits grew 9.8% while sight deposits rose just 0.3% compared to the same month of the previous year. In annual terms, deposits accelerated to 111.3% year-over-year in April versus 110.3% year-over-year in March, driven mostly by an increase in time deposits of 138.7% versus to the previous year, while those on sight continued to run behind inflation with 98.9% compared to the previous year. Meanwhile, the stock of loans to the private sector in pesos 9.4% compared to the same month of the previous year. The most dynamic lines were commercial credit lines that grew 13.8% compared to the previous year, while those for consumption and with real guarantees lagged behind inflation with 6.2% and 5.1% respectively compared to past year. In annual terms, loans grew 80.7% compared to the previous year in April, with the most thriving commercial credit with an increase of 94.6% compared to the previous year, followed by those for consumption with 74.3% compared to the previous year and with real guarantee with 57.4% compared to the previous year.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The financial sector has significant exposure to the Argentine public sector, through rights, public securities, loans and other assets. The Bank's exposure to the Argentine public sector is as follows:

03/31/2023
BCRA+ repo transactions	236,946,591
Treasury Bills	80,804,243
Other instruments issued by the provincial authorities	14,343
Total debt instruments	317,765,177
Loans to the Public Sector	392,410
Total exposure to the public sector	318,157,587
Percentage of total assets	42%
Percentage of shareholder´s equity	281%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 "Financial Instruments".

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

For all of the above, Grupo Supervielle's Management permanently monitors the evolution of the situations mentioned in the international markets and at the local level, to identify possible impacts on its patrimonial and financial situation, and determine the possible actions to be adopted.

17	SUBSEQUENT EVENTS

The Annual Ordinary Shareholders' Meeting held on April 27, 2023 approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of March 31, 2023 and December 31, 2022:

Items	HOLDING			POSITION
	Level of fair value	Book value 03/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Posición final
Debt securities at fair value through profit or loss
Argentine
Government Securities
Bono Tesoro vinc al U$S 28/04/23	1	7,216,113	-	7,216,113	-	7,216,113
Letra tesoro $ aj CER Desc Vto.18/07/23	1	6,432,381	-	6,432,381	-	6,432,381
Bono Tesoro $ aj CER Vto.14/10/24	1	1,863,337	-	1,863,337	-	1,863,337
Bono Tesoro $ aj CER Vto.14/02/25	1	1,785,385	-	1,785,385	-	1,785,385
Bono Nación Dual Vto.28/02/24	1	1,712,056	251	1,712,056	-	1,712,056
Letra Tesoro $ a desc. Vto.18/09/23	1	1,343,005	-	1,343,005	-	1,343,005
Bono Tesoro Vinc U$S Vto.30/04/24 C.G	1	808,583	-	808,583	-	808,583
Letra tesoro $ aj CER Desc Vto.19/05/23	1	583,164	49,159	583,164	-	583,164
Bono Rep. Arg. Vinc al U$S 31/07/23	1	520,076	330,987	520,076	-	520,076
Letra Tesoro $ a desc. Vto.21/04/23	1	497,493	-	497,493	-	497,493
Others	1	902,805	17,459,326	-1,168,349	-	-1,168,349
Letra del Tesoro Nacional en pesos a descuento con vencimiento 28 de febrero de 2023	1		546,578	-	-	-
Letra del Tesoro Nacional en pesos a descuento con vencimiento 31 de marzo de 2023	1		411,699	-	-	-
Bocon - Bono de consolidacion $ 8 serie (PR15)	1	107,745	34,640	107,745	-	107,745
TV23	1	105,500	-	105,500	-	105,500
TDF24	1	25,138	-	25,138	-	25,138
S28A3	1	18,551	86,335	18,551	-	18,551
X16J3	1	251,191	-	251,191	-	251,191
X18L3	1	100,853	-	100,853	-	100,853
SPC10	1	207,900	242,974	207,900	-	207,900
Others	1	-	4,948	-	-	-

Corporate Securities
ON Cresud S27 CL41 $ V04/10/24	1	415,680	-	415,680	-	415,680
ON Capex CL.3 U$S Vto.27/02/2026	1	120,929	-	120,929	-	120,929
ON Cresud S27 CL42 U$S V04/05/26	1	94,983	-	94,983	-	94,983
ON Cia Gen. Comb. CL.30 Vto.10/03/2025	1	54,275	-	54,275	-	54,275
ON YPF Clase 39 8,50% U$S Vto.28/07/25	1	35,476	35,909	35,476	-	35,476
ON Luz Tres Picos 4 U$S 29/09/26	1	30,189	31,228	30,189	-	30,189
ON PyME Venturino $ Vto.05/10/23	2	3,074	4,474	3,074	-	3,074

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 03/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Posición final
ON Vista Energy 18 U$S Vto.03/03/27	1	1,044	-	1,044	-	1,044
Others	1	1,933,978	2,281,309	1,933,978	-	1,933,978
Total Debt Securities at Fair value through profit or loss		27,170,904	21,519,817	25,099,750	-	25,099,750

OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Bono Tesoro $ Aj CER 1,50% Vto.25/03/24	1	723,870	866,851	723,870	-	723,870
Bono Tesoro $ Aj CER 1,40% Vto.25/03/23	1	-	575,920	-	-	-
Bono Tesoro $ Vto 06/02/2023	1	-	2,342,958	-	-	-
Bono del tesoro de la Nación especie T2V1	1	2,182,881	2,671,769	2,182,881	-	2,182,881
LT. REP ARG A DESC. V28/04/23 $ CG (S28A3)	1	656,272		656,272	-	656,272
LETRAS AJUST.A DESC.VTO.16/06/23 $ CG (X16J3)	1	553,124	174,648	553,124	-	553,124
BONO DEL TESORO BONCER $ 2026 (TX26)	1	187,904		187,904	-	187,904
BONAR MONEDA DUAL FEBRERO 2024 (TDF24)	1	281,725		281,725	-	281,725
BONCER 1.55% 2024 (T2X4)	1	195,862	196,654	195,862	-	195,862
BONO DEL TESORO BONCER $ 2026 (TX26)	1	163,355	166,629	163,355	-	163,355
Others	1	-	865,683	-	-	-
LETRAS AJUST.A DESC.VTO.16/06/23 $ CG (X16J3)	1	54,130	-	54,130	-	54,130

Central Bank Bills
Letra de liquidez del BCRA Vto.18/04/23	2	43,333,155	-	43,333,155	-	43,333,155
Letra de liquidez del BCRA Vto.20/04/23	2	40,278,504	-	40,278,504	-	40,278,504
Letra de liquidez del BCRA Vto.25/04/23	2	33,224,975	-	33,224,975	-	33,224,975
Letra de liquidez del BCRA Vto.11/04/23	2	29,310,990	-	29,310,990	-	29,310,990
Letra de liquidez del BCRA Vto.04/04/23	2	21,813,550	-	21,813,550	-	21,813,550
Letra de liquidez del BCRA Vto.05/04/23	2	21,767,416	-	21,767,416	-	21,767,416
Letra de liquidez del BCRA Vto.13/04/23	2	9,729,700	-	9,729,700	-	9,729,700
Letra de liquidez del BCRA Vto.27/04/23	2	9,454,490	-	9,454,490	-	9,454,490
Letra de liquidez del BCRA Vto.17/01/23	2	-	47,049,458	-	-	-
Letra de liquidez del BCRA Vto.19/01/23	2	-	41,005,434	-	-	-
Others	2	-	124,119,557	-	-	-

Central Bank Notes
Nota de liquidez del BCRA Vto.11/01/23	2	-	16,479,055	-	-	-
Nota de liquidez del BCRA Vto.04/01/23	2	-	5,891,233	-	-	-
Nota de liquidez del BCRA Vto.25/01/23	2	-	4,867,098	-	-	-
Nota de liquidez del BCRA Vto.18/01/23	2	-	3,270,705	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 03/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Posición final
Corporate Securities
ON Tarj Naranja CL.53 $ V05/04/24	2	1,241,671	1,411,461	1,241,671	-	1,241,671
ON Tarj Naranja CL.55 $ V09/02/24	2	878,672	1,116,969	878,672	-	878,672
ON SPI Energy SA CL.1 US$ V.27/06/2026	1	847,195	964,423	847,195	-	847,195
ON MSU Energy CL.4 U$S VTO.20/05/24	2	276,125	274,727	276,125	-	276,125
ON Pampa Energia CL.15 $ Vto.11/07/24	1	231,085	-	231,085	-	231,085
ON Credicuotas Consumo 4 $ V21/03/24	2	221,796	-	221,796	-	221,796
ON MSU S.A S.10 U$S Vto.12/09/24	2	123,031	124,533	123,031	-	123,031
ON Center Gen/Med UVA Vto.12/11/24	2	115,152	129,003	115,152	-	115,152
ON Credicuotas C.S.1 $ V5/10/2023	2	109,839	146,103	109,839	-	109,839
ON Pro Mujer S. 1 $ Vto.06/02/24	2	13,149	-	13,149	-	13,149
Others	1	10,427	605,355	10,427	-	10,427

Measured at amortized cost
Argentine
Government Securities
Bono Rep. Arg. $ Vto.23/05/27	-	14,486,610	15,975,308	14,486,610	-	14,486,610
Bono Tesoro $ aj CER Vto.14/10/24	-	9,124,733	-	9,124,733	-	9,124,733
Bono Nación Dual Vto.28/02/24	-	7,328,217	-	7,328,217	-	7,328,217
Bono Tesoro $ aj CER Vto.14/02/25	-	6,765,307	-	6,765,307	-	6,765,307
Bonte Badlar $ Vto.23/11/27	-	5,077,734	-	5,077,734	-	5,077,734
Bono Nación Dual Vto.29/09/23		4,560,428	4,839,532	4,560,428	-	4,560,428
Letra Tesoro $ a desc. Vto.18/09/23		1,405,382	1,450,308	1,405,382	-	1,405,382
Bono Nación Dual Vto.31/07/23		1,195,116	1,235,890	1,195,116	-	1,195,116
Letra Tesoro $ a desc. Vto.30/06/23		1,074,120	-	1,074,120	-	1,074,120
Bono Tesoro BONCER 2% $ 2026		373,333	1,923,111	373,333	-	373,333
Letra del Tesoro Nacional ajus CER a desc 19/05/2023		730,117	239,701	730,117		730,117
Others		4,807	20,526,982	4,807	-	4,807

Central Bank Bills
Letra de liquidez del BCRA Vto.14/06/23		2,987,432	3,093,096	2,987,432		2,987,432

Central Bank Notes
Nota de liquidez del BCRA Vto.22/03/23		-	14,985,923	-	-	-
Nota de liquidez del BCRA Vto.18/01/23		-	7,282,909	-	-	-
Nota de liquidez del BCRA Vto.15/03/23		-	4,550,140	-	-	-
Nota de liquidez del BCRA Vto.22/02/23		-	3,930,683	-	-	-

Corporate Securities

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 03/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2022	Posición final
FF Red Surcos XXIX lote 1		1,942,069	1,960,575	1,942,069	-	1,942,069
FF Red Surcos XXIX lote 2		107,582	108,430	107,582	-	107,582
Others		16	20	16	-	16

Total other debt securities		275,143,048	337,418,834	275,143,048	-	275,143,048
EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Ternium Arg S.A.Ords."A"1 Voto Esc	1	46,957	16,724	46,957	-	46,957
Aluar SA	1	42,215	66,081	42,215	-	42,215
Pampa Energía S.A.	1	30,284	56,643	30,284	-	30,284
Edenor SA	1	27,969	56,803	27,969	-	27,969
Transener SA	1	16,579	6,773	16,579	-	16,579
Holcim Arg	1	1,717	1,726	1,717	-	1,717
YPF SA	1	1,280	55,500	1,280	-	1,280
Cedear SPDR Dow Jones Ind	1	663	677	663	-	663
Cedear SPDR S&P	1	548	527	548	-	548
Cedear Financial Select Sector	1	508	556	508	-	508
Others	1	264	65,401	264	-	264

Measured at fair value with changes in OCI
Argentine
Others	3	260,658	284,367	260,658	-	260,658

Total equity instruments		429,642	611,778	429,642	-	429,642
TOTAL		302,743,594	359,550,429	300,672,440	-	300,672,440

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of March 31, 2023 and December 31, 2022 balances of loans and other financing are the following:

	03/31/2023	12/31/2022
COMMERCIAL PORTFOLIO

Normal situation	114,056,784	127,653,972
-With "A" Preferred Collateral and Counter-guarantees	2,698,155	3,285,437
-With "B" Preferred Collateral and Counter-guarantees	9,571,982	10,923,459
- Without Preferred Collateral nor Counter-guarantees	101,786,647	113,445,076

Subject to special monitoring
- Under Observation	2,118,576	2,216,441
-With "A" Preferred Collateral and Counter-guarantees	-	256
-With "B" Preferred Collateral and Counter-guarantees	2,116,478	2,204,349
- Without Preferred Collateral nor Counter-guarantees	2,098	11,836

With problems	1,537,508	1,780,768
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	1,363,334	1,598,899
- Without Preferred Collateral nor Counter-guarantees	174,174	181,869

High risk of insolvency	410,711	592,554
-With "A" Preferred Collateral and Counter-guarantees	-	1,768
-With "B" Preferred Collateral and Counter-guarantees	78,175	96,134
- Without Preferred Collateral nor Counter-guarantees	332,536	494,652

Uncollectible	75,672	3,014
-With "A" Preferred Collateral and Counter-guarantees	1,452	-
-With "B" Preferred Collateral and Counter-guarantees	930	1,132
- Without Preferred Collateral nor Counter-guarantees	73,290	1,882

TOTAL COMMERCIAL PORTFOLIO	118,199,251	132,246,749

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	03/31/2023	12/31/2022
CONSUMER AND HOUSING PORTFOLIO

Normal situation	160,811,494	178,317,106
-With "A" Preferred Collateral and Counter-guarantees	4,901,405	5,969,068
-With "B" Preferred Collateral and Counter-guarantees	14,181,769	16,068,031
- Without Preferred Collateral nor Counter-guarantees	141,728,320	156,280,007

Low Risk	5,500,340	7,006,980
-With "A" Preferred Collateral and Counter-guarantees	43,790	90,665
-With "B" Preferred Collateral and Counter-guarantees	363,159	601,722
- Without Preferred Collateral nor Counter-guarantees	5,093,391	6,314,593

Medium Risk	5,080,564	4,590,572
-With "A" Preferred Collateral and Counter-guarantees	14,274	26,294
-With "B" Preferred Collateral and Counter-guarantees	237,521	201,697
- Without Preferred Collateral nor Counter-guarantees	4,828,769	4,362,581

High Risk	3,707,873	2,992,596
-With "A" Preferred Collateral and Counter-guarantees	21,748	34,835
-With "B" Preferred Collateral and Counter-guarantees	144,871	170,641
- Without Preferred Collateral nor Counter-guarantees	3,541,254	2,787,120

Uncollectible	1,283,872	1,537,550
-With "A" Preferred Collateral and Counter-guarantees	10,873	10,458
-With "B" Preferred Collateral and Counter-guarantees	64,905	198,033
- Without Preferred Collateral nor Counter-guarantees	1,208,094	1,329,059

TOTAL CONSUMER AND HOUSING PORTFOLIO	176,384,143	194,444,804
TOTAL GENERAL(1)	294,583,394	326,691,553

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS), The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:
Loans and other financing	249,563,309	284,520,655
Other debt securities	275,143,048	337,418,834
Computable items out of balance	25,157,349	19,700,390
Plus allowances	13,037,130	14,866,944
Plus IFRS adjusments non computable for DCS	670,436	714,817
Less non deductible ítems for DCS	(2,092,372)	(1,403,614)
Less debt securities measured at amortized cost and fair value with chages in OCI	(266,895,506)	(329,126,473)
Total	294,583,394	326,691,553

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of March 31, 2023 and December 31, 2022 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	03/31/2023		12/31/2022
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	24,100,351	8.2%	26,675,165	8.2%
50 following largest customers	47,110,194	16.0%	48,493,879	14.8%
100 following largest customers	32,698,695	11.1%	37,528,929	11.5%
Rest of customers	190,674,154	64.7%	213,993,580	65.5%
TOTAL	294,583,394	100.0%	326,691,553	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of March 31, 2023 the breakdown of leans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	152,409	94,235	-	98,292	196,583	688,041	1,229,560
Financial Sector	-	1,494,129	92,295	141,439	347,365	666,945	295,000	3,037,173
Non-financial private sector and residents abroad	11,768,862	136,150,857	43,681,343	37,800,471	52,961,470	67,340,051	185,698,813	535,401,867
TOTAL	11,768,862	137,797,395	43,867,873	37,941,910	53,407,127	68,203,579	186,681,854	539,668,600

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of March 31, 2023 and December 31, 2022, are as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					Accumulated	Disposals	Of the period	At the end of the period	03/31/2023	12/31/2022
Cost model
Furniture and facilities	5,853,815	10	2,282	(38,142)	(4,882,065)	35,055	(67,341)	(4,914,351)	903,604	971,750
Machinery and equipment	19,274,001	10	411,442	(15,083)	(17,121,531)	10,760	(288,449)	(17,399,220)	2,271,140	2,152,470
Vehicles	914,807	5	12,426	(20,445)	(401,086)	15,345	(40,273)	(426,014)	480,774	513,721
Right of Use of Leased Properties	6,603,211	50	322,547	(802,498)	(3,780,482)	800,690	(516,885)	(3,496,677)	2,626,583	2,822,729
Construction in progress	2,932,895	-	72,944	(4,108)	-	-	-	-	3,001,731	2,932,895
Revaluation model
Land and Buildings	13,820,853	50	-	-	(847,569)	-	(82,112)	(929,681)	12,891,172	12,973,284
Total	49,399,582		821,641	(880,276)	(27,032,733)	861,850	(995,060)	(27,165,943)	22,175,004	22,366,849

The movements in investment properties as of March 31, 2023 and December 31, 2022 as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying 03/31/2023	Net carrying 12/31/2022
					Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	395,406	5	5,948	-	(75,995)	-	(19,996)	(95,991)	305,363	319,412
Measurement at fair value
Rent building	20,257,072	50	-	-	-	-	-	-	20,257,072	20,257,072
Total	20,652,478		5,948	-	(75,995)	-	(19,996)	(95,991)	20,562,435	20,576,484

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of March 31, 2023 and December 31, 2022 are as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the period	Disposals	Of the period	At the end of the period	03/31/2023	12/31/2022
Measurement at cost
Goodwill	11,497,017		-	-	631,803	-	-	631,803	12,128,820	12,128,820
Brands	715,842		-	-	-	-	-	-	715,842	715,842
Other intangible assets	35,187,665	3	822,982	(102,696)	(20,915,407)	78,058	(1,385,115)	(22,222,464)	13,685,487	14,272,258
TOTAL	47,400,524		822,982	(102,696)	(20,283,604)	78,058	(1,385,115)	(21,590,661)	26,530,149	27,116,920

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of  March 31, 2023 and December 31, 2022 the concentration of deposits are the following:

Number of customers	Deposits
	03/31/2023		12/31/2022
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	194,555,580	33.7%	223,422,818	33.5%
50 following largest customers	122,879,419	21.3%	148,233,124	22.2%
100 following largest customers	26,491,650	4.6%	36,817,237	5.5%
Rest of customers	232,672,588	40.4%	258,032,086	38.7%
TOTAL	576,599,237	100.0%	666,505,265	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	26,165,409	2,563,713	-	-	-	-	28,729,122
Financial sector	57,697	-	-	-	-	-	57,697
Non-financial private sector and residents abroad	500,559,083	39,411,367	18,242,968	208,017	335	-	558,421,770
Liabilities at fair value through profit and loss	2,071,154	-	-	-	-	-	2,071,154
Other financial liabilities	27,021,656	229,711	315,477	566,606	649,071	649,377	29,431,898
Financing received from the Argentine Central Bank and other financial institutions	964,900	1,399,819	994,458	1,703,097	1,239,846	625,815	6,927,935
TOTAL	556,839,899	43,604,610	19,552,903	2,477,720	1,889,252	1,275,192	625,639,576

As of March 31, 2023:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of March 31, 2023 and December 31, 2022:

Items	As of March 31, 2023	As of March 31, 2023 (per currency)				As of December 31, 2022
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	40,683,970	38,403,604	1,640,317	17,463	622,586	47,115,669
Debt securities at fair value through profit or loss	10,620,932	10,620,932	-	-	-	1,740,429
Derivatives	42,821	42,821	-	-	-	67,804
Other financial assets	1,758,788	1,758,788	-	-	-	2,154,342
Loans and other financing	21,634,232	21,632,320	1,249	-	663	22,153,942
Other Debt Securities	16,394,584	16,394,584	-	-	-	11,837,534
Financial assets pledged as collateral	1,235,947	1,235,947	-	-	-	1,180,524
Other non-financial assets	309,288	308,381	907	-	-	162,352
TOTAL ASSETS	92,680,562	90,397,377	1,642,473	17,463	623,249	86,412,596

LIABILITIES
Deposits	59,467,570	58,597,334	870,236	-	-	66,904,516
Non-financial public sector	2,276,220	2,275,890	330	-	-	2,343,875
Financial sector	7,499	7,499	-	-	-	1,860
Non-financial private sector and foreign residents	57,183,851	56,313,945	869,906	-	-	64,558,781
Liabilities at fair value with changes in results	260,946	260,946	-	-	-	1,057,948
Other financial liabilities	4,513,653	4,031,626	456,757	33	25,237	5,197,423
Financing received from the Argentine Central Bank and other financial institutions	2,778,912	2,778,912	-	-	-	2,082,164
Other non-financial liabilities	429,957	429,953	1	-	3	362,119
TOTAL LIABILITIES	67,451,038	66,098,771	1,326,994	33	25,240	75,604,170

NET POSITION	25,229,524	24,298,606	315,479	17,430	598,009	10,808,426

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of March 31, 2023 is presented below:

Items	Balances at the beginning of fiscal period	ECL of the following 12 months	ECL of remaining life of the financial asset			Monetary inocme produced by provisions
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Other financial assets	181,533	(73,054)	-	-	(6,304)	102,175
Loans and other financing	14,866,944	(1,026,659)	(353,509)	2,383,634	(2,833,280)	13,037,130
Other financial entities	6,739	1,850	-	-	(1,533)	7,056
Non-financial private sector and residents abroad	14,860,205	(1,028,509)	(353,509)	2,383,634	(2,831,747)	13,030,074
Overdrafts	341,869	(78,440)	35,555	64,258	(64,848)	298,394
Documents	228,221	(45,918)	(5,959)	3,667	(32,136)	147,875
Mortgages	525,002	6,563	7,817	(106,446)	(77,290)	355,646
Pledge loans	833,940	(45,980)	(73,666)	(78,677)	(113,475)	522,142
Personal Loans	5,189,411	(111,858)	(168,554)	923,331	(1,041,221)	4,791,109
Credit cards	6,150,572	(583,451)	(219,531)	1,427,254	(1,209,484)	5,565,360
Financial lease	109,628	(1,883)	31,230	2,585	(25,272)	116,288
Others	1,481,562	(167,542)	39,599	147,662	(268,021)	1,233,260
Other debt securities	47,257	(1,665)	-	-	(8,140)	37,452
Eventual commitments	106,110	40,881	-	-	(26,241)	120,750
TOTAL PROVISIONS	15,201,844	(1,060,497)	(353,509)	2,383,634	(2,873,965)	13,297,507

Separate Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2023, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2023and December 31, 2022

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2023	1/31/2022
ASSETS
Cash and due from banks	2 and 5.1	476,007	440,263
Cash
Financial institutions and correspondents		476,007	440,263
Other local and financial institutions		476,007	440,263
Other financial assets	3, 5.2 and 8	377,934	429,709
Other debt securities	3, 5.3 and A	2,182,881	2,671,769
Current income tax assets
Investment in subsidiaries, associates and joint ventures	4 and 5.4	95,894,294	95,252,514
Intangible Assets	5.5 and G	14,389,218	14,428,558
Deferred income tax assets	8	81,062	171,339
Other Non-financial assets	5.6 and 8	128,368	135,698
TOTAL ASSETS		113,529,764	113,529,850

LIABILITIES
Deferred income tax liability	8	83,690	170,286
Other Non-Financial Liabilities	5.7 and 8	291,447	342,373
TOTAL LIABILITIES		375,137	512,659

SHAREHOLDERS' EQUITY
Capital stock	9	442,671	444,411
Paid in capital		103,289,842	103,289,842
Capital Adjustments		10,660,571	10,802,066
Own shares in portfolio		14,051	12,311
Comprehensive adjustment of shares in portfolio		1,142,651	1,001,156
Cost of treasury stock		(2,019,603)	(1,683,887)
Earnings Reserved		7,547,912	7,547,912
Reserve		(9,652,207)	(4,311,109)
Other comprehensive income		1,171,278	1,255,587
Net Income for the period		557,461	(5,341,098)
TOTAL SHAREHOLDERS' EQUITY		113,154,627	113,017,191
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		113,529,764	113,529,850

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For three-month period on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Notes
		03/31/2023	03/31/2022
Interest income	5.8	295,614	56,521
Net interest income		295,614	56,521
Net income from financial instruments at fair value through profit or loss	5.9	15,203	197,578
Result from derecognition of assets measured at amortized cost		(59,142)	(5,123)
Exchange rate difference on gold and foreign currency		61,993	74,849
NIFFI and Exchange Rate Differences		18,054	267,304
Subtotal		313,668	323,825
Other operating income	5.10	202,444	686,241
Result from exposure to changes in the purchasing power of the currency		(556,635)	(610,894)
Net operating income		(40,523)	399,172
Personnel expenses	5.11	(15,440)	(12,244)
Administration expenses	5.12	(87,418)	(111,713)
Depreciation and impairment of non-financial assets		(39,340)	(55,160)
Other operating expenses	5.13	(9,095)	(15,596)
Operating income		(191,816)	204,459
Profit of subsidiaries and associates	5.14	766,847	(159,668)
Income before taxes	5.8	575,031	44,791
Income tax		(17,570)	(50,901)
Net income for the period		557,461	(6,110)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the three-month period on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
NUMERATOR
Net income for the period attributable to owners of the parent company	557,461	(6,110)
PLUS: Diluting events inherent to potential ordinary shares	-
Net income attributable to owners of the parent company adjusted by dilution	557,461	(6,110)

DENOMINATOR

Weighted average of ordinary shares	442,897	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	442,897	456,722

Basic Income per share	1.26	(0.01)
Diluted Income per share	1.26	(0.01)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
Net income for the period	557,461	(6,110)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(157,444)	(255,348)
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(157,444)	(255,348)
Total Other Comprehensive Income not to be reclassified to profit or loss	(157,444)	(255,348)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Translation difference of Financial Statements	31,657	17,823
Conversion difference for the period	31,657	17,823
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	41,478	(29,071)
Loss for the period from financial instrument at fair value through other comprehensive income	63,811	(41,531)
Income tax	(22,333)	12,460
Total Other Comprehensive Loss to be reclassified to profit or loss	73,135	(11,248)
Total Other Comprehensive Income	(84,309)	(266,596)
Total Comprehensive Income	473,152	(272,706)

The accompanying notes and schdules are an integral part of the separate separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	10,802,066	103,289,842	12,311	1,001,156	(1,683,887)	1,261,114	6,286,798	(9,652,207)	1,214,771	75,281	(34,465)	113,017,191
Acquisition of own shares	(1,740)	(141,495)	-	1,740	141,495	(335,716)	-	-	-	-	-	-	(335,716)
Net Income for the period	-	-	-	-	-	-	-	-	557,461	-	-	-	557,461
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(157,444)	31,657	41,478	(84,309)
Balance at March 31, 2023	442,671	10,660,571	103,289,842	14,051	1,142,651	(2,019,603)	1,261,114	6,286,798	(9,094,746)	1,057,327	106,938	7,013	113,154,627

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´

For the three-month period ended on March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
							Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	456,722	11,803,222	103,289,842	1,261,114	9,731,078	(7,153,546)	2,837,141	960	29,071	122,255,604
Net Income for the period	-	-	-	-	-	(6,110)	-	-	-	(6,110)
Other comprehensive income for the period	-	-	-	-	-	-	(255,348)	17,823	(29,071)	(266,596)
Balance at March 31, 2023	456,722	11,803,222	103,289,842	1,261,114	9,731,078	(7,159,656)	2,581,793	18,783	-	121,982,898

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the three-month period ended on March 31,2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	575,031	44,791

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(766,847)	159,668
Depreciation and impairment	39,340	55,160
Exchange rate difference on gold and foreign currency	(61,993)	(74,849)
Interests from loans and other financing	(295,614)	(56,521)
Result from exposure to changes in the purchasing power of the currency	556,635	610,894
Net income from financial instruments at fair value through profit or loss	(15,203)	(197,578)

(Increases) / decreases from operating assets:
Other debt securities	863,516	1,195,970
Other assets	302,917	(802,155)

Increases / (decreases) from operating liabilities:
Other liabilities	(50,925)	(77,735)
Income Tax Payments	(36,223)	-

Net cash provided by / (used in) operating activities (A)	1,110,634	857,645

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of subsidiaries	(719)	(212,142)

Collections:
Sale of PPE, intangible assets and other assets	-	3,920

Net cash used in investing activities (B)	(719)	(208,222)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in the participation of subsidiaries that do not give rise to loss of control	-	(482,377)
Collections:
Repurchase of own shares	(335,716)	-
Dividends collected	-	970,408

Net cash used in financing activities (C)	(335,716)	488,031

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(342,493)	(4,991)

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	431,706	1,132,463
Cash and cash equivalents at the beginning of the period (Note 2)	560,326	3,003,992
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(152,149)	(531,054)
Cash and cash equivalents at the end of the period (Note 2)	839,883	3,605,401

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on May 22, 2023.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These separated condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee, with the following exceptions:

• temporary exception from the application of IFRS 9 “Financial Instruments” on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 455 million and 166 million would have been recorded in the Bank's equity as of March 31, 2023 and December 31, 2022 , respectively.

• exception for the valuation of dual bonds. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 78 million and 244 million would have been recorded in the Bank's equity as of March 31, 2023 and 31 December 2022, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2022 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995, As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of September 30, 2022.

1.2.3.	Comparative information

The balances for the year ended December 31, 2022 and for the three-month period ended March 31, 2022 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of  March 31, 2022 and December 31, 2022  in order to record them in homogeneous currency.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on March 31, 2023:

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from January 1, 2023.

The Group evaluated that there will be no significant impact from the application of this standard.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group evaluated that there will be no significant impact from the application of this standard.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group evaluated that there will be no impact from the application of this standard.

The changes that have not entered into force as of March 31, 2023 are set out below:

(a) Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(b)  Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

1.2.5.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2022.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.3.	Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other isntruments

The fair value of  financial instruments that do not list in cative markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such technqiues. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 to the consolidated condensed interim financial statements provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

2.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	03/31/2023	12/31/2022	03/31/2022	12/31/2021
Cash and due from banks	476,007	440,263	944,022	1,034,248
Other financial assets	363,876	120,063	2,661,379	1,969,744
Cash and cash equivalents	839,883	560,326	3,605,401	3,003,992

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	03/31/2023	12/31/2022	03/31/2022	12/31/2021
Cash and due from Banks
As per Statement of Financial Position	476,007	440,263	944,022	1,034,248
As per the Statement of Cash Flows	476,007	440,263	944,022	1,034,248
Other financial assets
As per Statement of Financial Position	377,934	429,709	3,346,291	2,814,458
Other financial assets not considered as cash equivalents	(14,058)	(309,646)	(684,912)	(844,714)
As per the Statement of Cash Flows	363,876	120,063	2,661,379	1,969,744

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques, Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the period ended March 31, 2023 and December 31, 2022:

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Portfolio of instruments at 03/31/2023	FV Level 1	FV Level 2	FV Level 3
Assets
Other financial assets	2,182,881	-	-
Other financial assets	377,934	-	-
Total Assets	2,560,815	-	-

Portfolio of instruments at 03/31/2022	FV Level 1	FV Level 2	FV Level 3
Assets
Other Debt securities	2,671,769	-	-
Other financial assets	429,709	-	-
Total Assets	3,101,478	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of  March 31, 2023 and December 31, 2022

Other Financial Instruments as of 03/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	476,007	476,007	476,007	-	-
Total Assests	476,007	476,007	476,007	-	-

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	440,263	440,263	440,263	-	-
Total Assests	440,263	440,263	440,263	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of March 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 03.31.2023	Book value at 12.31.2022
					Main Activity	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	87,446,426	84,889,019	84,994,498
	IUDÚ Compañia Financiera S.A	Ord.	1	32,179,951	Financial Company	931,223	9,756,241	471,041	466,392
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	4,266,591	2,668,177	2,644,835
	Tarjeta Automática S.A.	Ord.	1	10,720,696	Credit Cards	136,509	502,604	39,040	38,201
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	1,888,740	1,794,306	1,479,056
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	293,599	219,741	245,064
	Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	3,704,030	3,522,667	3,319,482
	FF Fintech SUPV I	Ord.	-	304,743,797	Financial Trust	120,039	366,209	330,634	352,785
	Micro Lending S.A.U.	Ord.	1	132,223,770	Commercial Bank	132,224	833,703	833,703	753,515
Invertir Online	InvertirOnline S.A.U	Ord.	100	2.438	Settlement and Clearing Agent	244	447,210	458,640	310,105
	Portal Integral de Inversiones S.A.U	Ord.	0,01	80,451,077	Representations	805	11,282
	IOL Holding S.A.	Ord.	1	30,177,500	Financial Company	84,490	123,478	112,510	124,351
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance Broker	61,599	140,535	133,847	86,253
	Supervielle Agente de Negociación S.A.U.	Ord.	1.000	55,027	Settlement and Clearing Agent	55,027	415,256	415,256	431,672
	Dólar IOL S.A.U.	Ord.	3.000	1,500	Services and exchange agency	4,500	5,713	5,713	6,305
Total Investments in subsidiaries, associates and joint ventures								95,894,294	95,252,514

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	03/31/2023	12/31/2022

5.1 Cash and due from banks
Financial institutions and correspondents	476,007	440,263
	476,007	440,263

5.2 Other financial assets
Debtors for cash operations to be settled	363,876	367,799
Other investments	-	58,555
Miscellaneous Debtors	14,058	3,355
	377,934	429,709
5.3 Other debt securities
Public securities	2,182,881	2,671,769
	2,182,881	2,671,769
5.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	84,889,019	84,994,498
IUDÚ Compañia Financiera S.A	471,041	466,392
Sofital S.A.F. e I.I.	2,668,177	2,644,835
Tarjeta Automática S.A.	39,040	38,201
Supervielle Asset Management S.A.	1,794,306	1,479,056
Espacio Cordial de Servicios S.A.	219,741	245,064
Supervielle Seguros S.A.	3,522,667	3,319,482
FF Fintech SUPV I	330,634	352,785
Micro Lending S.A.U	833,703	753,515
Invertir Online S.A.U e Portal Integral de Inversiones S.A.U.	458,640	310,105
Supervielle Broker de Seguros S.A.	133,847	86,253
Supervielle Agente de Negociación S.A.U.	415,256	431,672
Dólar IOL S.A.U.	5,713	6,305
IOL Holding S.A.	112,510	124,351
	95,894,294	95,252,514
5.5 Intangible Assets
Goodwill – Businness combination	11,929,284	11,929,284
Relations with clients	1,744,092	1,783,432
Brand	715,842	715,842
	14,389,218	14,428,558
5.6 Other non-financial assets
Retirement insurance	115,692	119,073
Other non-financial assets	12,676	16,625
	128,368	135,698

5.7 Other non-financial liabilities
Compensation and social charges payable	8,802	7,533
Miscellaneous creditors	282,645	334,840
	291,447	342,373

	03/31/2023	03/31/2022
5.8. Interest income
Earned interests	6	182
Profit by government securities measure at amortized cost	363,841	56,339
Profit by Public Securities operations	(68,233)	-
	295,614	56,521

5.9. Net from financial instruments at fair value through profit or loss
Interest earned on Fixed Term Deposits	-	84,850
Holding Result - CIF	15,203	112,728

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2023	03/31/2022
	15,203	197,578
5.10. Other operating income
Subsidiaries’ advisory fees	170,821	190,388
Royalties	119	1,178
Other income	-	482,380
Revaluation of retirement insurance contributions	19,130	9,993
Foreign source commissions	12,374	2,302
	202,444	686,241
5.11. Personnel expenses
Personnel expenses	15,440	12,244
	15,440	12,244
5.12. Administration expenses
Bank expenses	67	207
Professional fees	22,962	25,639
Fees to directors and syndics	38,140	59,735
Taxes. rates and contributions	3,418	3,706
Insurance	-	20
Expenses and office services	3,853	5,160
Other expenses	18,978	17,246
	87,418	111,713
5.13. Other operating expenses
Turnover tax from Service Activities	8,547	9,578
Turnover tax from Financial Activities	535	6,017
Cmpensatory interest	13	1
	9,095	15,596
5.14. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	51,967	(3,929,226)
Results from equity investment in IUDÚ Compañía Financiera S.A.	4,649	4,009,361
Results from equity investment in Tarjeta Automática S.A.	839	(329,107)
Results from equity investment in Supervielle Asset Management S.A.	315,250	279,913
Results from equity investment in Espacio Cordial de Servicios S.A.	(25,324)	(160,314)
Results from equity investment in Supervielle Seguros S.A.	203,184	201,193
Results from equity investment in Sofital S.A.F. e I.I.	23,343	(102,095)
Results from equity investment in Micro Lending S.A.U.	80,188	30,103
Results from equity investment in InvertirOnline S.A. e Portal Integral de Inversiones S.A.	148,535	(51,485)
Results from equity investment in FF Fintech S.A.	(22,870)	(17,247)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	47,594	-
Results from equity investment in Bolsillo Digital S.A.U.	-	(63,953)
Results from equity investment in Supervielle Agente de Negociación S.A.U.	(16,416)	6,213
Results from equity investment in Dólar IOL S.A.U.	(592)	(1,865)
Results from equity investment in IOL Holding S.A.	(43,500)	(31,159)
	766,847	(159,668)

6.	RESTRICTED ASSETS

As of March 31, 2023 and December 31, 2022, the Group does not hold restricted assets,

7.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of  March 31, 2023 and December 31, 2022, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				03/31/2023	12/31/2022	03/31/2023	12/31/2022
Banco Supervielle S.A. (1)	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	7.85%	99.91%	99.91%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 03/31/23 and 12/31/22

In accordance with the resolutions of the Board of Directors dated January 28, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution on account of future increases to IUDU Compañía Financiera S.A of $25,000,000 through the issuance of 1,762,666 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with an issue premium of $13.18306021 per share.

In accordance with the resolutions of the Board of Directors dated February 25, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A, made irrevocable capital contributions to IUDÚ Compañía Financiera S.A. for $12,500,000 and $237,500,000, respectively, increasing the capital stock by $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share).

In accordance with the resolutions of the Board of Directors dated March 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $62,500,000 and $1,187,500.00 respectively, increasing the capital stock in the amount of $113,825,361 through the issuance of 113,825,361 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $9.98173543 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolution of the Board of Directors dated February 25, 2022 and March 30, 2022, IUDÚ Compañía Financiera S.A. has made irrevocable capital contributions to Tarjeta Automática S.A. for $150,000,000 each, increasing the capital stock in the amount of $67,776,590 through the issuance of 67,776,590 common, nominative, non-endorsable

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

shares with a par value of $1 each and with the right to 1 vote per share, with an issuance premium of $3,42630703 per share. Based on these contributions, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 87.5% to 13.40%. As a consequence of this transaction, Grupo Supervielle S.A. recorded a profit of 236,118 thousand pesos in its separate financial statements.

In accordance with the resolutions of the Board of Directors dated June 27, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $50,000,000 and $950,000.00 respectively, increasing the capital stock in the amount of $103,701,474 through the issuance of 103,701,474 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.64306455 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

As resolved by the Board of Directors on June 27, 2022, IUDÚ Compañía Financiera S.A. has made an irrevocable capital contribution to Tarjeta Automática S.A. for $250,000,000 increasing the capital stock in the amount of $56,480,492 through the issuance of 56,480,492 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with a premium issue of $3,426307 per share. From said contribution, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 13.40% to 7.85%.

In accordance with the resolutions of the Board of Directors dated July 8, 2022, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 200,000 to be applied to working capital and investments. Said contributions will be capitalized in the next Assembly to be held.

In accordance with the resolutions of the Board of Directors dated August 16, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution to InvertirOnline S.A.U of $70,165,000 through the issuance of 38 common, registered, non-endorsable shares with a nominal value of $100 each and with the right to 5 votes per share, with an issue premium of $1,846 .347.37 per share.

In accordance with the resolutions of the Board of Directors dated August 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $37,500,000 and $712,500.00 respectively, increasing the capital stock in the amount of $82,428,856 through the issuance of 82,428,856 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolutions of the Board of Directors dated September 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $12,500,000 and $237,500.00 respectively, increasing the capital stock in the amount of $27,476,285 through the issuance of 27,476,285 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions will be capitalized in the next Assembly to be held.

In accordance with the resolutions of the Board of Directors dated September 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $12,500,000 and $237,500.00 respectively, increasing the capital stock in the amount of $27,476,285 through the issuance of 27,476,285 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. These contributions were capitalized at the meeting held on March 27, 2023.

As resolved by the Board of Directors on February 23, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $100,000,000, through the issuance of 100,000,000 non-endorsable registered common shares of $1 par value each and with the right to 1 vote per share. These contributions were capitalized at the meeting held on March 27, 2023.

In accordance with what is mentioned in note 15 to the condensed interim consolidated financial statements, once said merger is completed, the participation of Grupo Supervielle S.A. at Banco Supervielle S.A. will be 97.1198%.

The following describes Controlled Companies’ shareholders’ equity and results:

As of March 31, 2023 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	732,820,289	644,863,529	87,446,426	38,452

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

IUDÚ compañía Financiera S.A(1)	16,465,000	6,708,759	9,712,259	(46,826)
Tarjeta Automática S.A.	947,100	444,496	502,604	7,857
Supervielle Asset Management S.A.	2,490,783	602,043	1,888,740	331,839
Sofital S.A. F. e I.I.	4,276,914	10,323	4,266,591	29,863
Espacio Cordial de Servicios S.A.	916,521	622,922	293,599	(30,795)
Micro Lending S.A.U.	1,040,334	206,631	833,703	103,338
Portal Integral de Inversiones S.A.U.	30,003	18,721	11,282	(46,739)
InvertirOnline S.A.U.	18,865,834	18,418,624	447,210	148,387
IOL Holding S.A.	124,318	840	123,478	(28,673)
Supervielle Seguros S.A. (2)	6,622,114	2,918,084	3,704,030	925,507
Supervielle Productores Asesores de Seguros S.A. (3)	350,446	209,911	140,535	49,972
Bolsillo Digital S.A.U.	145,739	71,873	73,866	(62,013)
Supervielle Agente de Negociación S.A.U.	786,304	371,048	415,256	(12,765)
Dólar IOL S.A.U.	6,610	897	5,713	(592)

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for nine months.
(3)Balances are reported as of December 31, 2022

As of December 31, 2022 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	821,034,135	732,963,582	87,565,579	(5,770,345)
IUDÚ Compañia Financiera S.A	16,696,804	6,894,425	9,759,085	(3,968,872)
Tarjeta Automática S.A.	969,076	474,329	494,747	(599,201)
Supervielle Asset Management S.A.	2,066,629	509,728	1,556,901	1,219,943
Sofital S.A. F. e I.I.	4,245,406	10,186	4,235,220	(83,829)
Espacio Cordial de Servicios S.A.	1,079,116	754,722	324,394	(665,198)
Micro Lending S.A.U.	1,108,015	377,651	730,364	110,613
Portal Integral de Inversiones S.A.U.	30,003	18,721	11,282	(46,739)
InvertirOnline S.A.U.	16,693,829	16,395,006	298,823	(212,993)
IOL Holding S.A.	124,318	840	123,478	(28,673)
Supervielle Seguros S.A. (2)	6,412,051	2,921,715	3,490,336	711,812
Supervielle Productores Asesores de Seguros S.A.	245,177	154,614	90,563	323
Bolsillo Digital S.A.U.	274,754	246,550	28,204	(249,946)
Supervielle Agente de Negociación S.A.U.	527,028	102,333	424,695	32,148
Dólar IOL S.A.U.	7,106	801	6,305	(11,925)

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for six months.

As of March 31, 2023 and December 31,2022, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	03/31/2023	12/31/2022

Cash and due from banks
Banco Supervielle S.A.	623	1,234
InvertirOnline S.A.U. Cta. Cte.	43	47
	666	1,281

Other financial assets
Espacio Cordial Servicios S.A.	306	191
IUDÚ Compañía Financiera S.A.	-	3,165

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	306	3,356
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	138	142
	138	142

As of March 31, 2023 and December 31,2022, results with Grupo Supervielle S.A‘s controlled are as follows:

	03/31/2023	03/31/2022
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	1	2
Interests from current accounts – IUDÚ	-	124
Interest on paid account– IOL	5	56
	6	182

Other operating income
Banco Supervielle S.A.	168,622	174,769
Sofital S.A.F. e I.I.	139	143
Supervielle Asset Management S.A.	1,364	1,413
Tarjeta Automática S.A.	-	417
IUDÚ Compañía Financiera S.A.	-	13,979
Espacio Cordial de Servicios S.A.	816	846
	170,941	191,567
Administrative expenses
Bank expenses – Banco Supervielle S.A.	28	36
Rent – Banco Supervielle S.A.	1,345	1,551
Legal and accounting consultancy services	193	390
Fees for market operations - InvertirOnline S.A.U.	-	943
Fees for market operations - SAN	467	-
	2,033	2,920

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	-	84,850
	-	84,850

8.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of March 31, 2022 is as follows:

	Other financial assets	Current income tax assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	377,934	41,599	-	291,447	83,690
2nd. Quarter	-	28,923	-	-	-
3rd. Quarter	-	28,923	-	-	-
4th. Quarter	-	28,923	-	-	-
Over a year	-		81,062	-	-
Subtotal to mature:	377,934	128,368	81,062	291,447	83,690
Matured term
Total	377,934	128,368	81,062	291,447	83,690
At fixed rate			-	-	-
At floating rate	363,876	-	-	-	-
Not accrue interest	14,058	128,368	81,062	291,447	83,690
Total	377,934	128,368	81,062	291,447	83,690

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

9.	CAPITAL STOCK

As of March 31, 2023 and December 31, 2022, the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 03/31/2023	442,671
Capital stock as of 12/31/2022	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

As of March 31, 2023, the Grupo Supervielle share repurchase program has expired. Grupo Supervielle has acquired a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs in NYSE, reaching an execution of 86.3% of the program and 3.076% of the share capital.

10.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of December 31, 2022.

11.	SUBSEQUENT EVENTS

The Annual Ordinary Shareholders' Meeting held on April 27, 2023 approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date. (See note 8 to the condensed interim consolidated financial statements)

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

Item	HOLDING
	Balance at 03/31/2023	Balance at 12/31/2022
Argentine
Measured at fair value with changes in ORI
National Treasury bill in pesos adj,CER X19Y3	2,182,881	2,671,769
Total other debt securities	2,182,881	2,671,769
Total	2,182,881	2,671,769

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the period	Increases	Disposals	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the period	At the end of the period	03/31/2023	12/31/2022
Goodwill	11,929,284	-	-	11,929,284	-		-	-	-	11,929,284	11,929,284
Relations with clients	2,517,787	-	-	2,517,787	(734,355)	16	-	(39,340)	(773,695)	1,744,092	1,783,432
Brand	715,842	-	-	715,842	-		-	-	-	715,842	715,842
Proprietary Software & Technology	246,842	-	-	246,842	(246,842)	4	-	-	(246,842)	-	-
Total	15,409,755	-	-	15,409,755	(981,197)		-	(39,340)	(1,020,537)	14,389,218	14,428,558

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 03/31/2023	As of 03/31/2023 (per currency)	As of 12/31/2022
			Dollar
ASSETS
Cash and Due from Banks	475,319	475,319	475,319	439,016
Other financial assets	248,282	248,282	248,282	247,736
Other non-financial assets	115,693	115,693	115,693	119,073
TOTAL ASSETS	839,294	839,294	839,294	805,825

LIABILITIES
Other non-financial liabilities	263,045	263,045	263,045	247,736
TOTAL LIABILITIES	263,045	263,045	263,045	247,736

NET POSITION	576,249	576,249	576,249	558,089

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF March 31, 2023

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company's objective is to position itself as a leader in the local financial business through an offer of innovative, inclusive and accessible financial services. Its strategy, carried out through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the service model and the price/risk ratio required.

The result for the period ended March 31, 2023, shows a gain of 557,461, which represents a positive average return on equity of 2.0%. Said result originated mainly from the results of our investments in companies.

The Annual Ordinary Shareholders' Meeting held on April 27, 2023 approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with an optional reserve, legal reserve and share premium.

Grupo Supervielle S.A. is the controlling company of the economic group as of March 31, 2023 and December 31, 2022, it had the following direct and indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		03/31/2023	12/31/2022
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.91%	99.99%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Dólar IOL S.A.U.	Services and exchange agency	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of March 31, 2023

(in thousands of pesos)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 years of experience operating in Argentina. Supervielle focuses on offering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, the shares of Grupo Supervielle have been listed on ByMA and NYSE. The subsidiaries of Grupo Supervielle are: (i) Banco Supervielle, which is the eighth largest private bank in Argentina in terms of loans; (ii) Supervielle Seguros, an insurance company; (iii) Supervielle Productores Asesores de Seguros, an insurance broker; (iv) Supervielle Asset Management, a mutual fund management company; (v) Supervielle Agente de Negociación, a broker that offers services to institutional and corporate clients, (vi) Invertir Online, a broker specializing in online trading; Portal Integral de Inversiones S.A.U, a platform that offers online content related to financial investments, (vii) Espacio Cordial, a company that offers non-financial retail products, assistance, services and tourism, and (viii) MILA, a company specialized in the auto loan financing. IUDÚ Financial Company S.A. and Tarjeta Automática S.A., two companies that operated in the consumer financing segment until September 2022, entered into a merger agreement with Banco Supervielle S.A. which is expected to be effective in the second half of 2023. Finally, the company's portfolio is made up of Bolsillo Digital S.A.U. a company that until recently provided payment facilitation services through its Boldi brand. Sofital, a holding company that owns shares of the same companies owned by Grupo Supervielle, is part of our Group. To date, Supervielle has 154 bank branches, virtual branches, its digital channels and a network of alliances, serving 1.7 million active customers.

As of March 31, 2023, Banco Supervielle S.A. It has assets of 732,820,289 and net worth attributable to the owners of the parent company of 87,446,426. The net result attributable to the owners of the parent company as of March 31, 2023 was positive of 38,452, which originated mainly from the financial margin and the service margin.

IUDÚ Compañia financier S.A. is a company that operated in the consumer financing segment until September 2022. The net result attributable to the owners of the parent as of March 31, 2023 showed a loss attributable to the owners of the parent of 46,826.

Tarjeta Automatica S.A. is a company that operated in the consumer financing segment until September 2022. The net result as of March 31, 2023 showed a profit of 7,857.

Supervielle Asset Management S.A. is a Mutual Investment Fund Management Company whose purpose is the promotion, direction and administration of mutual funds in accordance with the provisions of Law 24,083, its Regulatory Decree and any other legal or regulatory standard that contemplates said activity. The net result as of March 31, 2023 showed a profit of 331,839.

Sofital S.A.F. and I.I. is a company whose main activity is to carry out financial operations and administration of securities. The net result as of March 31, 2023 showed a profit of 29,863.

Espacio Cordial de Servicios S.A., is a company whose purpose is the commercialization of all kinds of goods and services related to insurance activities, tourism, health plans and/or services, and other goods and services. The net result as of March 31, 2023 showed a loss of 30,795.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., has a net worth of 3,704,030 and assets of 6,622,114. As of March 31, 2023, it obtained a positive result of 925,507.

Micro Lending S.A.U., specializes in the financing of pledge loans, particularly used cars. As of March 31, 2023, it presented a profit of 103,338.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leadership position among the top five in the online Broker segment in Argentina, and a benchmark within the Fintech sector in the country. InvertirOnline S.A.U obtained a profit of 213,178 as of March 31, 2023, and Portal Integral de Inversiones S.A.U. obtained negative results of 46,739 as of December 31, 2022. On the other hand, Dólar IOL S.A.U. earned a loss of 592 as of March 31, 2023.

IOL Holding S.A. is a company that brings together shareholdings in other companies dedicated to providing stock market services at a regional level. As of March 31, 2023, it obtained a negative result of 1,526.

Bolsillo Digital S.A.U. is a company that was dedicated to the commercialization of products and services related to the management and processing of payments. As of March 31, 2023, it presented a negative result of 62,003.

Supervielle Agente de Negociacion S.A.U. is a company whose main activity is to engage on its own account or that of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of March 31, 2023, it presented a negative result of 12,765.

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, patrimonial and pension insurance contracts, advising insured and insurable. As of March 31, 2023, it presented a profit of 49,972.

Grupo Supervielle S.A.

Informative Review as of MARCH 31, 2023

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	03/31/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total Assets	761,084,976	849,005,420	925,794,471	894,515,749	728,114,410
Total Liabilities	647,840,815	735,898,582	803,437,546	764,348,077	610,152,466
Changes in Shareholders’ Equity	113,244,161	113,106,838	122,356,925	130,167,672	117,961,944
Total Liabilities plus Changes in Shareholders’ Equity	761,084,976	849,005,420	925,794,471	894,515,749	728,114,410

Income Statement	03/31/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Net income from interest	24,459,093	24,943,465	25,699,711	31,777,506	8,561,793
Net income from commissions	7,844,134	7,760,795	8,087,691	9,315,768	10,038,561
Net income before income tax	1,689,793	(408,761)	504,853	3,602,593	(2,855,659)
Total comprehensive income attributable to owners of the parent company - Earnings	473,152	(811,761)	(994,750)	1,831,531	(6,125,077)

Consolidated Cash Flow Statement	03/31/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total operating activities	8,162,629	(16,376,685)	5,727,339	45,419,151	91,910,215
Total investment activities	(1,121,248)	(1,144,314)	(959,219)	(320,443)	(1,514,838)
Total financing activities	(3,116,678)	(8,194,225)	(9,229,626)	(20,295,501)	(2,388,958)
Effect of changes in exchange rate	7,746,563	41,127,642	11,062,506	16,488,450	60,716,019
Net increase in cash and cash equivalents	11,671,266	15,412,418	6,601,000	41,291,657	148,722,438

Grupo Supervielle S.A.

Informative Review as of march 31, 2023

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	03/31/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019

Liquidity	11.43%	8.13%	9.64%	22.09%	31.45%
- Cash and cash equivalents (1)	65,911,273	54,194,651	65,972,426	141,259,521	136,402,303
- Deposits	576,599,237	666,505,265	684,010,102	639,398,205	433,716,909

Solvency	17.48%	15.37%	15.23%	17.03%	19.33%
- Shareholders Equity	113,244,161	113,106,838	122,356,925	130,167,672	117,961,944
- Total Liabilities	647,840,815	735,898,582	803,437,546	764,348,077	610,152,466

Immobilization of Capital	11.70%	10.76%	9.47%	9.78%	10.08%
-Immobilized Assets (2)	89,030,034	91,326,690	87,644,839	87,494,393	73,390,348
-Total Assets	761,084,976	849,005,420	925,794,471	894,515,749	728,114,410

(1) Including cash, listed corporate and government securities and mutual funds shares

(2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of March 31, 2023

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions, Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes IUDÚ Compañia Financiera S.A., therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020. However, IUDU Compañia Financiera S.A. has requested authorization from the BCRA to advance the application of point 5.5 of IFRS 9 to the current period, in accordance with what is mentioned in note 1.1.4 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	The investment in financial entities and in the insurance company accounts for 80,6% of Grupo Supervielle S.A.’s assets, being the main assets of the Group,
•	96,07% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results,
•

Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of IUDÚ Compañia Financiera S.A. and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities,

Perspectives

For the year 2024, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Grupo Supervielle S.A.

Date: June 13, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer